                                                Filed pursuant to Rule 424(b)(4)
                                                FILE NO. 333-32965


PROSPECTUS

                                7,500,000 SHARES

                               NS GROUP INC. LOGO

                                  COMMON STOCK
                               ------------------

     Of the 7,500,000 shares of common stock, no par value (the "Common Stock"), offered hereby (the "Offering"), 6,000,000 shares are being sold by the Company and 1,500,000 shares are being sold by certain shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Common Stock is traded on the New York Stock Exchange under the symbol "NSS." The last reported sale price of the Common Stock on the New York Stock Exchange on September 18, 1997 was $31.125 per share.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                             UNDERWRITING                        PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC       COMMISSIONS (1)     COMPANY (2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------
 Per Share                    $30.00            $1.575           $28.425           $28.425
------------------------------------------------------------------------------------------------
 Total (3)                 $225,000,000      $11,812,500       $170,550,000      $42,637,550
================================================================================================

    (1) For information regarding indemnification of the Underwriters, see "Underwriting."

    (2) Before deducting expenses estimated at $750,000, payable by the Company.

    (3) Certain Selling Shareholders and the Company have granted to the Underwriters a 30-day option to purchase up to 1,125,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $258,750,000, $13,584,375, $185,907,885 and $59,257,740, respectively.

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about September 24, 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SMITH BARNEY INC.
                 MCDONALD & COMPANY
                       SECURITIES, INC.
                                   RAYMOND JAMES & ASSOCIATES, INC.

September 18, 1997

The Company's seamless and welded
tubular products include production
tubing, casing and line pipe in both
carbon and alloy grades of steel.

The Company's tubular products are used primarily in oil and natural gas drilling and production operations and in the transmission of oil, natural gas and other fluids.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included and incorporated by reference in this Prospectus. Unless otherwise indicated or the context otherwise requires, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters by certain Selling Shareholders and the Company is not exercised.

     Unless the context otherwise requires, all references to the "Company" refer to NS Group, Inc. and its subsidiaries. All references to a fiscal year are to the fiscal year of the Company which ends on the last Saturday of September (for example, references to "fiscal 1996" mean the fiscal year ended September 28, 1996). All references to market share and industry data in this Prospectus are based on independent industry and government publications and, unless otherwise indicated, references to years denote calendar rather than fiscal years.

                                  THE COMPANY

     The Company is a leading producer of specialty steel products serving the energy industry. These products are produced at its two mini-mills, Newport Steel Corporation ("Newport") and Koppel Steel Corporation ("Koppel"), and include seamless and welded tubular goods which are primarily used in oil and natural gas drilling and production operations (oil country tubular goods or "OCTG") and line pipe which is used in the transmission of oil, natural gas and other fluids. In addition, the Company manufactures special bar quality ("SBQ") products which are primarily used in the manufacture of heavy industrial products. Sales of specialty steel products represented 90.2% of the Company's fiscal 1996 sales. The Company also manufactures various industrial adhesive products, which represented 9.8% of fiscal 1996 sales. See "Business."

     The demand for domestic OCTG products is primarily dependent on the number of rigs actively drilling for oil and natural gas in the U.S. The monthly average domestic active rig count was 893 for the first six months of 1997, up 22% from the average rig count for the first six months of 1996. The number of tons of OCTG products shipped by domestic producers (excluding exports) has increased over the last ten years from 588,000 tons in 1986 to 1,785,000 tons in 1996. Over the same time frame, drilling activity for natural gas has increased due in part to an increase in the average daily consumption of natural gas from 44 billion cubic feet ("bcf") per day to 60 bcf per day. See "Industry Overview." These recent improvements in the energy sector of the economy have resulted in increased demand for the Company's energy-related tubular products, particularly OCTG products. In the first nine months of fiscal 1997, approximately 66% of the Company's shipments were to the energy industry versus approximately 60% for all of fiscal 1996. The Company's net sales, operating income and fully diluted net income (loss) per share for the nine months ended June 28, 1997 were $349.1 million, $27.4 million and $.47 per share, respectively, compared to $297.8 million, $7.6 million and $(.48) per share, respectively, for the comparable prior year period.

     The Company's strategy is to increase its net sales and profitability by strengthening its position in selected energy-related markets as a high quality producer of specialty steel products. In addition to emphasizing a high level of ongoing customer service and support, key elements of the Company's strategy include capitalizing on the improved OCTG markets, lowering manufacturing costs per ton, expanding tubular product finishing capabilities and increasing financial flexibility. See "Business -- Business Strategy."

     The address of the Company's principal place of business is Ninth & Lowell Streets, Newport, Kentucky 41072, and its telephone number is (606) 292-6809.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.

                                  THE OFFERING

Common Stock offered by:
  The Company...............................    6,000,000 shares
  The Selling Shareholders..................    1,500,000 shares
                                                -----------------
                                                7,500,000 shares
                                                =================
Common Stock to be outstanding after the
  Offering..................................    22,970,968 shares(1)
Use of proceeds.............................    The net proceeds to the Company from the
                                                Offering will be used to repay debt and for
                                                general corporate purposes, primarily
                                                consisting of capital expenditures. See "Use
                                                of Proceeds."
NYSE Symbol.................................    NSS

---------------
(1) Based on shares outstanding as of August 15, 1997 and assumes conversion of the Convertible Debentures (as defined) into 1,664,705 shares of Common Stock, the exercise of certain GECC Warrants (as defined) into 500,000 shares of Common Stock and the issuance of shares of Common Stock in the Offering, but does not include 272,481 shares which are reserved for issuance upon exercise of the outstanding GECC Warrants not being exercised in connection with this Offering, 1,013,380 shares which are reserved for issuance upon exercise of the outstanding Registered Warrants (as defined) and 1,151,192 shares which are reserved for issuance upon exercise of outstanding stock options. See "Shares Eligible for Future Sale."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere herein.

                                                            NINE MONTHS ENDED
                                                       ---------------------------        FISCAL YEAR ENDED SEPTEMBER
                                                       JUNE 28,        JUNE 29,        ----------------------------------
                                                         1997            1996            1996         1995         1994
                                                       --------     --------------     --------     --------     --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................  $349,130        $297,787        $409,382     $371,352     $303,380
  Cost of products sold..............................   301,696         269,636         369,585      337,270      278,161
  Selling and administrative expenses................    20,034          20,534          27,744       26,276       24,530
  Operating income...................................    27,400           7,617          12,053        7,806          689
  Net interest expense...............................    17,604          17,769          23,738       19,455       18,297
  Gain on sale of subsidiary.........................        --              --              --           --       35,292(1)
  Provision (credit) for income taxes................     2,740          (3,269)           (584)      (3,540)       7,382
  Extraordinary item.................................        --              --              --       (5,200)          --
  Cumulative effect of a change in accounting
    principle........................................        --              --              --           --        1,715
  Net income (loss)..................................     7,348          (6,583)        (10,457)     (10,256)      13,208
  Income (loss) per share before extraordinary item
    and change in accounting principle...............  $   0.53        $  (0.48)       $  (0.76)    $  (0.36)    $   0.84
  Net income (loss) per share
    Primary..........................................  $   0.53        $  (0.48)       $  (0.76)    $  (0.74)    $   0.96
    Fully diluted....................................      0.47           (0.48)          (0.76)       (0.74)        0.96
OTHER FINANCIAL AND STATISTICAL DATA:
  EBITDA(2)..........................................  $ 41,595        $ 22,727        $ 32,594     $ 31,141     $ 21,566(3)
  Capital expenditures...............................     3,187           5,787           6,510       12,233       10,394
  Tons shipped:
    Welded tubular products..........................   305,800         254,400         348,900      322,900      277,600
    Seamless tubular products........................   121,200         116,100         157,400      116,600       92,300
    SBQ products.....................................   115,700          96,500         133,700      169,000      147,900
    Hot rolled coils and other products..............    21,400          31,700          43,300       47,600       43,200
                                                       --------        --------        --------     --------     --------
    Total tons shipped...............................   564,100         498,700         683,300      656,100      561,000
                                                       ========        ========        ========     ========     ========
  Average selling price per ton:
    Welded tubular products..........................  $    497        $    445        $    451     $    450     $    422
    Seamless tubular products........................       878             841             848          780          787
    SBQ products.....................................       442             471             467          491          439

                                                              JUNE 28, 1997
                                                       ---------------------------
                                                        ACTUAL      AS ADJUSTED(4)
                                                       --------     --------------
BALANCE SHEET DATA:
  Working capital....................................  $ 98,631        $204,627
  Total assets.......................................   322,520         425,080
  Total debt.........................................   167,014          79,249
  Common shareholders' equity........................    65,458         258,137(5)

---------------
(1) Represents the gain on the sale of Kentucky Electric Steel Corporation ("KES"). See Note 2 to the Consolidated Financial Statements.

(2) EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and is calculated as net income before extraordinary items and the cumulative effect of a change in accounting principle plus interest expense, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance or as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of liquidity and operating results.

(3) Excludes the gain on the sale of KES.

(4) Presented on an as adjusted basis assuming the conversion of all of the $28.3 million aggregate principal amount of Convertible Debentures into 1,664,705 shares of Common Stock and the exercise of a portion of the GECC Warrants into 500,000 shares of Common Stock and giving effect to the Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

(5) Includes the after-tax effect of an extraordinary charge of $9.4 million for prepayment premiums on certain debt to be repaid with a portion of the net proceeds of the Offering and the related write-off of unamortized debt issuance costs. Such charge will be incurred in the fiscal quarter in which the Offering closes and the concurrent redemption notice is given.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing shares of Common Stock. The matters discussed or incorporated by reference in this Prospectus that are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) involve risks and uncertainties. Such risks and uncertainties include, but are not limited to: the level of domestic as well as worldwide oil and natural gas drilling activity; general economic conditions; product demand and industry capacity; industry pricing; the presence or absence of governmentally imposed trade restrictions; manufacturing efficiencies; volatility in raw material costs, particularly steel scrap; costs of compliance with environmental regulations; product liability or other claims; and the Company's ability to meet operating cash requirements, including capital expenditures. These risks and uncertainties may cause the actual results or performance of the Company to differ materially from any future results or performance expressed or implied by such forward-looking statements.

DEPENDENCE ON OIL COUNTRY TUBULAR GOODS MARKET

     OCTG products represent the Company's principal product lines and largest source of net sales, representing 58.1% and 45.7% of the Company's net sales for the nine months ended June 28, 1997 and for fiscal 1996, respectively. The domestic market for OCTG is primarily dependent upon domestic oil and natural gas drilling activity, which is largely dependent on the number of rigs actively drilling for oil and natural gas in the U.S. The level of drilling activity is largely a function of the current prices of oil and natural gas and the industry's future price expectations. Over the last decade, the average annual rig count has varied significantly from a high of 1,009 in 1990 to a low of 721 in 1992. The average monthly rig count was 893 for the first six months of 1997. Any increases in rig count may benefit only welded or only seamless product sales depending on the type of wells being drilled. The Company's OCTG sales and margins are also significantly influenced by OCTG imports, inventory levels of welded and seamless products, competitive conditions, steel scrap prices and other factors beyond the Company's control. The Company's OCTG sales and margins may be subject to significant variations from year to year. No assurance can be given as to the level of future demand for the Company's products.

     Industry-wide inventory levels of OCTG can vary significantly from period to period and have a direct effect on the demand for new production of such products. As a result, the Company's OCTG sales and results of operations may vary significantly from period to period. Inventory levels have been rising in recent periods. There can be no assurance that OCTG inventories will not become excessive or that substantial draw downs of such inventories will not occur, which could have a material adverse effect on price levels and the quantity of OCTG products sold by the Company. See "Industry Overview."

CYCLICAL INDUSTRY AND SENSITIVITY TO ECONOMIC CONDITIONS

     The demand for the Company's OCTG products is cyclical in nature, being dependent on oil and natural gas drilling activity, industry-wide inventory levels and general economic conditions, as noted above. The demand for the Company's SBQ and hot rolled coil products is also cyclical in nature and is sensitive to general economic conditions. The demand for and the pricing of the Company's SBQ and hot rolled coil products is also affected by economic trends in areas such as commercial and residential construction, off-road vehicles and heavy machinery components and industrial investment in new plants and facilities. Future economic downturns may adversely affect the Company. See "Business -- Products."

CAPITAL INTENSIVE INDUSTRY

     The Company operates in an industry which requires substantial capital investment, and additional capital expenditures are required by the Company to continue to upgrade its facilities. The Company believes that foreign and domestic producers will continue to invest heavily to achieve increased production efficiencies and improve product quality. During the past few years, the Company has deferred certain discretionary capital expenditures due to financial constraints. There can be no assurance that the Company will have sufficient internally generated cash or available acceptable external financing to make the necessary capital expenditures for an extended period of time.

COMPETITION

     The Company competes with foreign and domestic producers, including both integrated and mini-mill producers, many of which have substantially greater assets and larger sales organizations than the Company. The domestic mini-mill steel industry, particularly with respect to OCTG products, is characterized by vigorous competition with respect to price, quality and service, as well as competition to achieve technological advancements that would allow a mini-mill to lower its production costs.

     In the welded OCTG and line pipe market, the Company competes against certain manufacturers who purchase hot rolled coils for further processing into welded OCTG and line pipe products. Since these tubular manufacturers acquire their principal raw material from other producers, they avoid the substantial investment required to build and operate a melt shop and hot strip mill. The cost of finished tubular products for these manufacturers is largely dependent on the market price of hot rolled coils. Depending on market demand for hot rolled coil, these tubular manufacturers may purchase hot rolled coils at a lower cost than the Company's cost to manufacture hot rolled coils. Additional announced hot rolled manufacturing capacity is anticipated and may cause a reduction in the market prices for hot rolled coils. Moreover, by steel industry standards, the barriers to entry into the welded tubular market with respect to capital investment are low.

     The domestic steel industry historically has faced significant competition from foreign steel producers. Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. The U.S. government is currently imposing duties on the imports of various OCTG products from certain foreign countries in response to antidumping and countervailing duty cases filed by several U.S. steel companies (the "Trade Cases"). Several foreign OCTG producers, as well as certain U.S. producers, have appealed the determinations to U.S. and international courts or panels. The duties are subject to annual and five-year reviews by the U.S. Department of Commerce. Over the last decade, OCTG market penetration by imports in the United States reached a high of 45% in 1988. For the first six months of 1997, import levels had dropped to 15% of total shipments, which the Company believes is due to increased worldwide OCTG demand and the impact of the duties on imports imposed by the U.S. in response to the Trade Cases. The Company cannot predict the U.S. government's future actions regarding import duties or other trade restrictions on imports of OCTG products or the impact of such actions on its sales of OCTG products. See "Industry Overview" and "Business -- Competition."

VOLATILITY IN RAW MATERIAL COSTS

     The market for steel scrap, the principal raw material used in the Company's operations, is highly competitive and subject to price volatility influenced by supply and demand factors, freight costs, speculation by scrap brokers and other market conditions largely beyond the Company's control. Although the domestic mini-mill industry attempts to maintain its profit margin by attempting to increase the price of its finished products in response to increases in scrap costs, increases in the prices of finished products often do not fully compensate for such scrap price increases and generally lag several months behind increases in steel scrap prices, thereby restricting the ability of mini-mill producers to recover higher raw material costs. During periods of declining steel prices, declines in scrap prices may not be as significant as declines in product prices and, likewise, a decline in scrap prices may cause a decline in selling prices for the Company's products. Operation of new mini-mills in the same geographic region as the Company will increase the demand for steel scrap and may result in an increase in steel scrap costs to the Company.

VARIABILITY OF FINANCIAL RESULTS

     Excluding the gain on the sale of Kentucky Electric Steel, Inc. ("KES") in fiscal 1994, the Company recorded a net loss in each of its last five fiscal years. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." From fiscal 1992 through fiscal 1996, the Company's results of operation were adversely affected by a number of factors, including, without limitation, a decline in domestic drilling activity; the decline in the demand for and the selling prices of the Company's products, particularly its tubular products; the start-up of Koppel in the face of declining markets; and increases in the cost of steel scrap, the Company's principal raw material. There is no assurance that similar events and circumstances or other events or circumstances, such as an economic downturn adversely affecting the steel industry generally or the Company in particular, will not occur in the future, and any of these events or circumstances could have a material adverse effect on the Company.

OWNERSHIP CONTROL OF MANAGEMENT

     Three of the Company's six directors are executive officers of the Company. Executive officers and directors of the Company, as a group, after giving effect to the Offering, will beneficially own 22.3% of the Common Stock. As a result, they will continue to have sufficient voting power to influence the election of the Company's Board of Directors and the policies of the Company. See "Principal and Selling Shareholders."

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act, the 1990 Amendments to the Clean Air Act, the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     Among the more significant environmental matters involving the Company are:
(1) a Notice of Violation issued by the EPA to Koppel in November 1996; (2) a Consent Order signed by Koppel and the EPA in March 1995 relating to an April 1990 RCRA facility assessment; (3) potential remediation pertaining to Newport's closed loop water recirculation system; and (4) storage, treatment and disposal of contaminated electric arc furnace dust resulting from two separate accidental meltings of radioactive substances at Newport occurring in fiscal 1992 and fiscal 1993. For a more complete description of each of these matters and the current status thereof, as well as a description of certain other environmental matters involving the Company, see "Business -- Environmental Matters."

     Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters affecting the Company are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to its environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations or cash flows, nor can the Company predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

RESTRICTIVE COVENANTS

     Although the net proceeds of the Offering will be used in part to repay certain indebtedness, the Company will continue to be subject to certain restrictive covenants under its debt instruments. The Company's $45.0 million revolving credit facility (the "Credit Facility") prescribes minimum levels of net worth and working capital and requires the maintenance of a prescribed interest coverage ratio, current ratio and ratio of total liabilities to net worth. The Credit Facility and the indenture under which the Company's 13 1/2% Senior Secured Notes due 2003 (the "Senior Secured Notes") were issued contain certain restrictive covenants that, among other things, could limit the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, create liens, engage in transactions with affiliates, engage in sale and leaseback transactions, dispose of assets, issue or sell stock of its subsidiaries and engage in mergers, consolidations and transfers of substantially all of the Company's assets. The effect of these restrictions may place the Company at a competitive disadvantage in relation to its competitors.

PRODUCT LIABILITY

     Certain losses may result or be alleged to result from defects in the Company's specialty steel products and adhesives products, thereby subjecting the Company to claims for consequential damages. Drilling for oil and natural gas, in particular, involves a variety of risks. The Company warrants certain of its OCTG, line pipe and SBQ products to be free of certain defects. There can be no assurance that product liability in excess of insurance coverage will not be incurred or that the Company will be able to maintain insurance with adequate coverage levels.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Giving effect to the Offering, including the sale of 500,000 shares which will be issued upon the exercise of certain of the warrants issued in connection with the financing of the Koppel acquisition (exercisable at a price of $8 per share) (the "GECC Warrants") and the conversion of the Company's 11% Subordinated Convertible Debentures (convertible at a price of $17 per share) (the "Convertible Debentures") into 1,664,705 shares, the Company would have had 22,970,968 shares of issued and outstanding Common Stock at August 15, 1997. Also giving effect to the Offering, the Company would have had 1,151,192 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options, 272,481 shares of Common Stock reserved for issuance upon exercise of the GECC Warrants not being exercised in connection with the Offering and 1,013,380 shares of Common Stock reserved for issuance upon the exercise of warrants issued in connection with the Senior Secured Notes (exercisable at a price of $4 per share) (the "Registered Warrants"). The holders of the 664,705 shares to be issued upon conversion of the Convertible Debentures which are not being sold in this Offering (absent exercise of the over-allotment option relating to 434,705 of such shares) and the holders of the GECC Warrants have certain registration rights and a registration statement is effective with respect to the shares underlying the Registered Warrants. The Company has agreed not to issue any securities or file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") subject to certain exceptions, for a period of 120 days following the date of the Prospectus relating to the Offering without the prior written consent of Smith Barney Inc. Certain Selling Shareholders and the Company have granted the Underwriters an over-allotment option to purchase up to 1,125,000 shares of Common Stock, 540,295 of which would be sold by the Company. All directors and officers of the Company, as a group, after giving effect to the Offering, would beneficially own approximately 22.3% of the Common Stock, and their shares may be "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration requirement. See "Shares Eligible for Future Sale."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's authorized stock includes 2,000,000 shares of Class A Preferred Stock, par value $10 per share (the "Preferred Stock"), issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future.

     400,000 shares of Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share ("Series A Junior Participating Preferred Stock"), in connection with the Preferred Stock Purchase Rights Plan adopted by the Company in fiscal 1989 (the "Rights Plan").

     The existence of the authorized and unissued Preferred Stock and the Rights Plan have certain anti-takeover effects. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

     There has been and may be volatility in the market price of the Common Stock. Quarterly operating results of the Company, deviations in results of operations from estimates of securities analysts, changes in general conditions in the economy or the energy or steel industries or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have been unrelated to the operating performance of such companies. Any such fluctuations that occur following completion of the Offering may adversely affect the market price of the Common Stock. Recent increases in the market price of the Common Stock will increase the number of shares utilized in calculating earnings per share under the treasury stock method.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $169.8 million ($185.2 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to use approximately $59.5 million of the net proceeds of the Offering to redeem $52.4 million of the outstanding principal amount of the Company's 13.5% Senior Secured Notes due 2003 at 113.50% of the principal amount thereof pursuant to the optional redemption provision of the Indenture under which the Senior Secured Notes were issued. The Company will use a portion of the net proceeds to retire other corporate debt, including $6.4 million to repay an 11% urban development area grant loan from the City of Dayton, Kentucky due in quarterly installments through December 2011 and $3.5 million to prepay 11% subordinated notes due in equal quarterly installment through October 1999. The remaining net proceeds will be used for general corporate purposes, primarily consisting of capital expenditures. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol NSS. The following table sets forth the high and low sales prices of the Common Stock on the NYSE Composite Tape for the periods shown.

                                                                             MARKET PRICE
                                                                             ------------
                                                                             HIGH     LOW
                                                                             ----     ---
       FISCAL 1995
     First Quarter.........................................................  $ 6  3/4 $ 4
     Second Quarter........................................................    5  1/4   3 3/4
     Third Quarter.........................................................    4  5/8   2 3/8
     Fourth Quarter........................................................    4  1/2   2 7/8
       FISCAL 1996
     First Quarter.........................................................  $ 3      $ 1 7/8
     Second Quarter........................................................    3  1/8   2 1/8
     Third Quarter.........................................................    3  1/8   2 1/2
     Fourth Quarter........................................................    3  3/4   2 1/2
       FISCAL 1997
     First Quarter.........................................................  $ 4  3/8 $ 3
     Second Quarter........................................................    5  5/8   4 1/8
     Third Quarter.........................................................   11  7/8   4 3/4
     Fourth Quarter (through September 18, 1997)...........................   34  1/2  11 1/2

     On September 18, 1997, the last reported sale price of the Common Stock on the NYSE was $31.125 per share. As of June 28, 1997 the number of shareholders of record of the Common Stock was 316.

     The Company has not paid a dividend on its Common Stock since the second quarter of fiscal 1992. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors the Board of Directors of the Company may deem to be relevant. As a holding company, the Company depends on dividends and other permitted payments from its subsidiaries to pay cash dividends to its shareholders. The payment of cash dividends is subject to restrictions contained in the Company's debt instruments.

                                 CAPITALIZATION

     The following table sets forth the cash, cash equivalents and short-term investments, short-term debt and capitalization of the Company as of June 28, 1997, and as adjusted assuming the conversion of all of the $28.3 million aggregate principal amount of the Convertible Debentures into 1,664,705 shares of Common Stock and the exercise of a portion of the GECC Warrants into 500,000 shares of Common Stock and giving effect to the Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This information should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere herein.

                                                                          AS OF JUNE 28, 1997
                                                                        -----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                        --------    -----------
                                                                        (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments.....................  $ 21,183     $ 125,540
                                                                        =========    =========
Short-term debt:
  Current portion of long-term debt...................................  $  3,239     $   1,600
  Revolving credit facility...........................................         0             0
  Other notes payable.................................................     1,086         1,086
                                                                        ---------    ---------
     Total short-term debt............................................  $  4,325     $   2,686
                                                                        =========    =========
Long-term debt, less current portion:
  Senior Secured Notes................................................  $131,096     $  78,658
     Unamortized discount on Senior Secured Notes.....................    (7,245)       (4,347)
                                                                        ---------    ---------
     Senior Secured Notes -- net of discount..........................   123,851        74,311
  Convertible Debentures..............................................    28,300             0
  Other long-term debt................................................    10,538         2,252
                                                                        ---------    ---------
     Total long-term debt.............................................   162,689        76,563
                                                                        ---------    ---------
Common shareholders' equity:
  Common Stock, no par value -- 40,000,000 shares authorized and
     14,078,454 (23,243,159 as adjusted) shares issued and outstanding
     (1)..............................................................    50,425       252,590
  Common Stock options and warrants...................................     2,622         2,557
  Unrealized gain (loss) on available for sale securities.............    (1,562)       (1,562)
  Retained earnings...................................................    13,973         4,552(2)
                                                                        ---------    ---------
     Total common shareholders' equity................................    65,458       258,137
                                                                        ---------    ---------
Total capitalization..................................................  $228,147     $ 334,700
                                                                        =========    =========

---------------

(1) "Actual" does not include 772,481 shares which are reserved for issuance upon exercise of outstanding GECC Warrants, 1,422,671 shares which are reserved for issuance upon exercise of outstanding Registered Warrants, 1,469,710 shares which are reserved for outstanding stock options and 1,664,705 shares which are reserved for conversion of the Convertible Debentures. "As Adjusted" assumes conversion of all of the Convertible Debentures into 1,664,705 shares of Common Stock, the exercise of a portion of the GECC Warrants into 500,000 shares of Common Stock and the issuance of the shares of Common Stock in the Offering. "As Adjusted" does not include 272,481 shares which are reserved for issuance upon exercise of the GECC Warrants not exercised in connection with the Offering, 1,422,671 shares which are reserved for issuance upon exercise of outstanding Registered Warrants and 1,469,710 shares which are reserved for issuance upon exercise of outstanding stock options. See "Description of Capital Stock."

(2) Includes the after-tax effect of an extraordinary charge of $9.4 million for prepayment costs to redeem a portion of the Senior Secured Notes and the related write-off of unamortized debt issuance costs. The reduction will be reflected in the fiscal quarter in which the Offering closes and the concurrent redemption notice is given.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company. The selected consolidated financial data (other than the data under the captions "Tons shipped" and "Average selling price per ton") for the five years in the period ended September 28, 1996 are derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company. The selected consolidated financial data shown below is unaudited for the fiscal 1997 and 1996 nine month periods. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. Interim results for the nine months ended June 28, 1997 are not necessarily indicative of results that can be expected for the fiscal year ending September 27, 1997. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere herein.

     The following data includes KES for fiscal 1992 and 1993 and the impact of its sale in fiscal 1994. See Note 2 to the Consolidated Financial Statements.

                                               NINE MONTHS ENDED
                                              -------------------                 FISCAL YEAR ENDED SEPTEMBER
                                              JUNE 28,   JUNE 29,   --------------------------------------------------------
                                                1997       1996       1996       1995       1994         1993        1992
                                              --------   --------   --------   --------   ---------    ---------   ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................  $349,130   $297,787   $409,382   $371,352   $ 303,380    $ 353,082   $ 281,242
  Cost of products sold.....................   301,696    269,636    369,585    337,270     278,161      310,586     250,189
  Selling and administrative expenses.......    20,034     20,534     27,744     26,276      24,530       30,824      29,652
                                              --------   --------   --------   --------   ---------    ---------   ---------
  Operating income..........................    27,400      7,617     12,053      7,806         689       11,672       1,401
  Net interest expense......................    17,604     17,769     23,738     19,455      18,297       20,819      21,075
  Other income (expense), net...............       292        300        644      3,053       1,191         (131)        258
  Gain on sale of subsidiary(1).............        --         --         --         --      35,292           --          --
  Provision (credit) for income taxes.......     2,740     (3,269)      (584)    (3,540)      7,382       (3,382)     (6,058)
  Extraordinary items.......................        --         --         --     (5,200)         --       (1,095)     (2,542)
  Cumulative effect of a change in
    accounting principle....................        --         --         --         --       1,715           --          --
                                              --------   --------   --------   --------   ---------    ---------   ---------
  Net income (loss).........................  $  7,348   $ (6,583)  $(10,457)  $(10,256)  $  13,208    $  (6,991)  $ (15,900)
                                              ========   ========   ========   ========   =========    =========   =========
  Income (loss) per share before
    extraordinary items and change in
    accounting principle....................  $   0.53   $  (0.48)  $  (0.76)  $  (0.36)  $    0.84    $   (0.44)  $   (0.99)
  Net income (loss) per share
    Primary.................................  $   0.53   $  (0.48)  $  (0.76)  $  (0.74)  $    0.96    $   (0.52)  $   (1.18)
    Fully diluted...........................      0.47      (0.48)     (0.76)     (0.74)       0.96        (0.52)      (1.18)
  Cash dividends declared per share.........        --         --         --         --          --           --   $    0.06

                                            NINE MONTHS ENDED
                                           --------------------                   FISCAL YEAR ENDED SEPTEMBER
                                           JUNE 28,    JUNE 29,    ---------------------------------------------------------
                                             1997        1996        1996        1995        1994         1993        1992
                                           --------    --------    --------    --------    --------     --------    --------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)
OTHER FINANCIAL AND STATISTICAL DATA:
  EBITDA(2).............................   $ 41,595    $ 22,727    $ 32,594    $ 31,141    $ 21,566(3)  $ 30,355    $ 20,515
  Capital expenditures..................      3,187       5,787       6,510      12,233      10,394        5,488       4,148
  Tons shipped:
    Welded tubular products.............    305,800     254,400     348,900     322,900     277,600      308,000     246,500
    Seamless tubular products...........    121,200     116,100     157,400     116,600      92,300       76,900      45,400
    SBQ products........................    115,700      96,500     133,700     169,000     147,900      346,900     289,900
    Hot rolled coils and other
      products..........................     21,400      31,700      43,300      47,600      43,200       16,400       9,400
                                           --------    --------    --------    --------    --------     --------    --------
    Total tons shipped..................    564,100     498,700     683,300     656,100     561,000      748,200     591,200
                                           ========    ========    ========    ========    ========     ========    ========

  Average selling price per ton:
    Welded tubular products.............   $    497    $    445    $    451    $    450    $    422     $    406    $    420
    Seamless tubular products...........        878         841         848         780         787          813         833
    SBQ products........................        442         471         467         491         439          396         399
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.......................   $ 98,631    $ 77,632    $ 80,905    $ 72,854    $ 50,682     $ 43,174    $ 44,198
  Total assets..........................    322,520     308,077     300,034     298,497     315,327      317,242     319,079
  Total debt............................    167,014     169,951     168,136     168,909     182,525      192,155     193,753
  Common shareholders' equity...........     65,458      61,321      57,116      68,110      76,464       62,622      68,574

---------------

(1) Represents the gain on the sale of KES. See Note 2 to the Consolidated Financial Statements.
(2) EBITDA represents earnings before interest expense, taxes, depreciation and amortization, and is calculated as net income before extraordinary items and the cumulative effect of a change in accounting principle plus interest expense, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance or as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of liquidity and operating results.
(3) Excludes the gain on the sale of KES.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following condensed analysis of financial condition and results of operations of the Company should be read in conjunction with the Company's annual and quarterly reports filed with the Commission, which are incorporated by reference herein, as well as the Consolidated Financial Statements and related Notes thereto, and the other financial information and "Risk Factors" included in this Prospectus.

GENERAL

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport, a manufacturer of welded tubular steel products and hot rolled coils, and Koppel, a manufacturer of seamless tubular steel products and SBQ products. The Company's specialty steel products consist of: (i) seamless and welded OCTG products primarily used in oil and natural gas drilling and production operations; (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products primarily used in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial Adhesives, Inc. ("Imperial"), a manufacturer of industrial adhesives products.

     In October 1993, the Company sold KES, a manufacturer of SBQ products, to a newly formed public company in exchange for $45.6 million in cash and 400,000 shares of the newly formed public company.

RECENT RESULTS

     Recent increases in demand for the Company's energy related products have resulted in steady improvements in shipments, sales, and operating profit for the Company's specialty steel products, particularly its welded tubular steel products. In the first nine months of fiscal 1997, approximately 66% of the Company's shipments were to the energy industry versus 60% for all of fiscal 1996. The following table sets forth certain information with respect to the Company and its Newport and Koppel operations for the first three quarters of fiscal 1997.

                                                                                FISCAL 1997
                                                             --------------------------------------------------
                                                             THIRD QUARTER     SECOND QUARTER     FIRST QUARTER
                                                             -------------     --------------     -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
TONS SHIPPED:
  Newport
    Welded tubular products................................      121,800            90,200             93,800
    Hot rolled coils and other products....................        6,100             7,600              7,700
  Koppel
    Seamless tubular products..............................       47,200            40,400             33,600
    SBQ products...........................................       40,200            39,500             36,000
                                                                --------          --------          ---------
                                                                 215,300           177,700            171,100
                                                                ========          ========          =========
NET SALES:
  Newport
    Welded tubular products................................    $  61,725          $ 45,300          $  44,890
    Hot rolled coils and other products....................        2,327             2,944              3,196
  Koppel
    Seamless tubular products..............................       40,208            35,210             30,917
    SBQ products...........................................       17,772            17,445             15,977
                                                                --------          --------          ---------
                                                               $ 122,032          $100,899          $  94,980
                                                                ========          ========          =========
OPERATING INCOME BEFORE CORPORATE ALLOCATIONS:
  Newport..................................................    $   6,503          $  5,281          $   5,021
  Koppel...................................................        6,562             4,517              1,640
                                                                --------          --------          ---------
                                                               $  13,065          $  9,798          $   6,661
                                                                ========          ========          =========
NET INCOME PER COMMON SHARE:
  Primary..................................................    $     .34          $    .16          $     .02
  Fully diluted............................................          .32               .16                .02

RESULTS OF OPERATIONS

     The Company's net sales, gross profit and operating income by business segment for the nine month periods ended June 28, 1997 and June 29, 1996 and for each of the three fiscal years in the period ended September 28, 1996 are summarized below. Fiscal 1995 contains fifty-three weeks and fiscal 1996 and fiscal 1994 contain fifty-two weeks. As such, the increases and decreases in operating results for the comparative periods, as discussed below, were partially attributable to the additional week of operations in fiscal 1995.

                                                  NINE MONTHS ENDED
                                                ---------------------             FISCAL YEAR ENDED
                                                JUNE 28,     JUNE 29,     ----------------------------------
                                                  1997         1996         1996         1995         1994
                                                --------     --------     --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
NET SALES:
Specialty steel segment
  Newport.....................................  $160,382     $125,507     $173,615     $162,003     $132,908
  Koppel......................................   157,529      143,119      195,851      173,880      137,533
                                                --------     --------     --------     --------     --------
                                                 317,911      268,626      369,466      335,883      270,441
Adhesives segment.............................    31,219       29,161       39,916       35,469       32,939
                                                --------     --------     --------     --------     --------
                                                $349,130     $297,787     $409,382     $371,352     $303,380
                                                ========     ========     ========     ========     ========
GROSS PROFIT:
Specialty steel segment
  Newport.....................................  $ 21,655     $  2,034     $  3,966     $  4,171     $  2,088
  Koppel......................................    17,931       19,180       26,251       22,266       15,473
                                                --------     --------     --------     --------     --------
                                                  39,586       21,214       30,217       26,437       17,561
Adhesives segment.............................     7,848        6,937        9,580        7,645        7,658
                                                --------     --------     --------     --------     --------
                                                $ 47,434     $ 28,151     $ 39,797     $ 34,082     $ 25,219
                                                ========     ========     ========     ========     ========
OPERATING INCOME (LOSS):
Specialty steel segment
  Newport.....................................  $ 16,805     $ (4,354)    $ (4,855)    $ (5,708)    $ (6,133)
  Koppel......................................    12,719       14,354       19,741       16,136        9,042
                                                --------     --------     --------     --------     --------
                                                  29,524       10,000       14,886       10,428        2,909
Adhesives segment.............................     1,185        1,080        1,597        1,248        1,150
Corporate allocations.........................    (3,309)      (3,463)      (4,430)      (3,870)      (3,370)
                                                --------     --------     --------     --------     --------
                                                $ 27,400     $  7,617     $ 12,053     $  7,806     $    689
                                                ========     ========     ========     ========     ========

     Shipment and sales data for the Company's specialty steel segment for the nine months ended June 28, 1997 and June 29, 1996 and for each of the three fiscal years in the period ended September 28, 1996 were as follows:

                                                  NINE MONTHS ENDED
                                                ---------------------             FISCAL YEAR ENDED
                                                JUNE 28,     JUNE 29,     ----------------------------------
                                                  1997         1996         1996         1995         1994
                                                --------     --------     --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
TONS SHIPPED:
Newport
  Welded tubular..............................   305,800      254,400      348,900      322,900      277,600
  Hot rolled coils and other products.........    21,400       31,700       43,300       47,600       43,200
Koppel
  Seamless tubular............................   121,200      116,100      157,400      116,600       92,300
  SBQ.........................................   115,700       96,500      133,700      169,000      147,900
                                                --------     --------     --------     --------     --------
                                                 564,100      498,700      683,300      656,100      561,000
                                                ========     ========     ========     ========     ========
NET SALES:
Newport
  Welded tubular..............................  $151,915     $113,237     $157,385     $145,330     $117,214
  Hot rolled coils and other products.........     8,467       12,270       16,230       16,673       15,694
Koppel
  Seamless tubular............................   106,335       97,682      133,446       90,926       72,675
  SBQ.........................................    51,194       45,437       62,405       82,954       64,858
                                                --------     --------     --------     --------     --------
                                                $317,911     $268,626     $369,466     $335,883     $270,441
                                                ========     ========     ========     ========     ========

NINE MONTHS FISCAL 1997 COMPARED WITH NINE MONTHS FISCAL 1996

     Net sales for the nine months ended June 28, 1997 increased $51.3 million, or 17.2%, from the comparable prior year period, to $349.1 million. Specialty steel segment net sales increased $49.3 million, or 18.3% and adhesives segment net sales increased $2.1 million, or 7.1%, for the first nine months of fiscal 1997. The overall increase in specialty steel segment net sales was primarily attributable to increased shipments and average selling prices of the Company's tubular products as more fully discussed below.

     Total welded tubular net sales for the first nine months of fiscal 1997 increased $38.7 million, or 34.2%, on a volume increase of 20.2%, from the comparable prior year period. The average selling price for all welded tubular products for the first nine months of fiscal 1997 increased 11.7% compared to the same period of fiscal 1996. Selling prices have increased on the strength of the OCTG marketplace, which saw the average rig count increase from 744 to 877, or 18%, over the comparable prior year period. Shipments of welded tubular products for the first nine months of fiscal 1997 were negatively affected by the loss of approximately two weeks of production at one of Newport's welded pipe mills due to weather related flooding.

     Seamless tubular net sales increased $8.7 million, or 8.9%, on a volume increase of 4.4%, for the first nine months of fiscal 1997. The increase in total seamless tubular net sales was primarily due to increased shipments of seamless OCTG products, attributable to increased domestic and international drilling activity, including off-shore drilling. The increase in total seamless tubular net sales was moderated by a decrease in sales and shipments of seamless line pipe. Average selling prices for all seamless tubular products for the first nine months of fiscal 1997 increased 4.4% over the comparable period in fiscal 1996, partially due to a change in product mix resulting from an emphasis on OCTG products.

     SBQ product net sales increased $5.8 million, or 12.7%, on a volume increase of 19.9% from the comparable nine month period. Average selling price for SBQ products for the same period decreased 6.2%. While shipments of SBQ products are above comparable prior year levels, market and competitive conditions resulted in lower pricing. Other product shipments are primarily the sale of hot rolled coils.

     For the nine months ended June 28, 1997, gross profit increased $19.3 million for a gross profit margin of 13.6% compared to 9.5% in the comparable prior year period. The specialty steel segment gross profit increased $18.4 million for the nine months ended June 28, 1997 and gross profit margin increased to 12.5% from 7.9% for the comparable prior year period. The increase in specialty steel segment gross profit and margin was primarily attributable to Newport's operations, where gross profit margins increased to 13.5% from 1.6% as a result of higher average selling prices, improved operating efficiencies, cost reduction initiatives, and increased shipments of welded OCTG product. Koppel's gross profit margin for the nine months ended June 28, 1997 decreased to 11.4% from 13.4% primarily due to a decrease in SBQ selling prices and lower operating efficiencies in its tubular operations resulting from a fiscal 1997 first quarter scheduled maintenance outage.

     The adhesives segment gross profit increased $0.9 million for the first nine months of fiscal 1997 due primarily to an increase in sales volume and slightly lower raw material costs. Gross profit margin was 25.1% compared to 23.8% for the comparable period of fiscal 1996.

     Selling and administrative expenses for the first nine months of fiscal 1997 were $0.5 million below the comparable prior year period and decreased as a percent of sales to 5.7% from 6.9% in the first nine months of fiscal 1996.

     As a result of the above factors, operating income for the nine months ended June 28, 1997 increased $19.8 million to $27.4 million in the first nine months of fiscal 1997 from $7.6 million in the comparable prior year period. The increase in operating income was almost solely attributable to the specialty steel segment and was primarily due to improved operations at Newport combined with increased shipments and average selling prices for welded OCTG products.

     Interest expense was virtually unchanged at $18.3 million for the first nine months of fiscal 1997 and interest income increased $0.2 million as a result of higher average invested cash and short-term investment balances.

     The Company's combined federal and state effective tax rate for the fiscal 1997 nine month period was 27%. This rate is lower than the combined federal and state statutory rates primarily due to the utilization of net operating loss carryforwards for which certain deferred tax valuation allowances had been previously recorded. The Company is currently paying federal taxes at the alternative minimum tax rate of 20%.

     As a result of the above factors, the Company reported net income of $7.3 million, or $.53 per primary share ($.47 fully diluted), for the first nine months of fiscal 1997 compared to a net loss of $6.6 million, or a $.48 loss per primary and fully diluted share, for the comparable period of fiscal 1996.

FISCAL YEAR ENDED SEPTEMBER 28, 1996 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 30, 1995

     Net sales in fiscal 1996 increased $38.0 million, or 10.2%, from fiscal 1995 to $409.4 million. Specialty steel segment net sales increased $33.6 million, or 10.0%, and the adhesives segment net sales increased $4.4 million, or 12.5%, from fiscal 1995. The overall increase in specialty steel segment net sales was primarily attributable to increased shipments of the Company's tubular products as more fully discussed below.

     Welded tubular net sales increased $12.1 million, or 8.3%, on a volume increase of 8.1%. The increase in welded tubular net sales was primarily attributable to an increase in shipments of both welded line pipe products and welded OCTG products. Average selling price for all welded tubular products was essentially unchanged from fiscal 1995.

     Seamless tubular net sales increased $42.5 million, or 46.8%, on a volume increase of 35.0%. The increases in seamless tubular net sales and shipments were primarily due to increases in seamless OCTG product shipments and average selling prices which were attributable in part to a decline in the level of foreign imports, increased off-shore drilling activity, as well as, with respect to pricing, changes in OCTG product mix. Fiscal 1996 average selling price for all seamless tubular products increased 8.7% from fiscal 1995.

     The average number of oil and natural gas drilling rigs in operation in the United States was 759 in fiscal 1996, up from 738 in fiscal 1995.

     SBQ product net sales decreased $20.5 million, or 24.8%, on a volume decline of 20.9%. Fiscal 1996 average selling price for SBQ products declined 4.9% from fiscal 1995. The decline in shipments and selling price of SBQ products resulted from a softening in the markets served by Koppel's SBQ products as well as excess inventory levels in the SBQ marketplace. Shipments of SBQ products generally increased throughout fiscal 1996; however, average selling price declined. Other product shipments and sales for fiscal 1996 were primarily attributable to the sale of hot rolled coils.

     Gross profit for fiscal 1996 increased $5.7 million from fiscal 1995 for a gross profit margin of 9.7% in fiscal 1996 compared to 9.2% in fiscal 1995. The specialty steel segment gross profit increased $3.8 million resulting in a gross profit margin of 8.2% in fiscal 1996 versus 7.9% in fiscal 1995. The increase in specialty steel segment gross profit and margin was attributable to Koppel's seamless tubular operations, where gross profit margins rose from 12.8% in fiscal 1995 to 13.4% in fiscal 1996.

     The adhesives segment gross profit increased $1.9 million from fiscal 1995 primarily as a result of an increase in sales volume. Gross profit margin for fiscal 1996 was 24.0% compared to 21.6% for fiscal 1995. The increase was primarily a result of increased sales of higher margin products.

     Fiscal 1996 selling and administrative expenses increased $1.5 million from 1995 but decreased as a percentage of sales from 7.1% in fiscal 1995 to 6.8% in fiscal 1996. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volume.

     As a result of the above factors, operating income increased $4.3 million, from $7.8 million in fiscal 1995 to $12.1 million in fiscal 1996. The increase in operating income was attributable almost solely to the specialty steel segment and was primarily due to increased shipments and average selling prices for Koppel's seamless tubular products, partially offset by a decrease in SBQ product shipments and average selling prices.

     Interest income decreased $0.7 million from fiscal 1995 as a result of a decline in average invested cash and short-term investment balances during the respective comparable periods.

     Interest expense increased $3.6 million over fiscal 1995 as a result of higher interest costs associated with the Company's Senior Secured Notes issued in the fourth quarter of fiscal 1995.

     Other income, net decreased $2.4 million from fiscal 1995. Fiscal year 1996 was impacted by a $0.7 million loss on the sale of a non-steel segment fixed asset while fiscal 1995 includes income from property claims filed with the Company's insurance company in connection with a motor failure at Newport.

     Tax benefits recorded by the Company in fiscal 1996 and in prior years substantially offset previously recorded net long-term deferred tax liabilities. As such, the Company established a valuation allowance for deferred tax assets generated by its operating losses in fiscal 1996.

     As a result of the above factors, the Company incurred a net loss of $10.5 million, or a $.76 loss per share, in fiscal 1996 compared to a net loss before extraordinary item of $5.1 million, or a $.36 loss per share in fiscal 1995.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH FISCAL YEAR ENDED SEPTEMBER 24, 1994

     Net sales in fiscal 1995 increased $68.0 million, or 22.4%, from fiscal 1994. Specialty steel segment net sales increased $65.4 million, or 24.2%, and the adhesive segment net sales increased $2.5 million, or 7.7%, from fiscal 1994. The overall increase in specialty steel segment net sales was the result of both higher average selling prices and increased shipment levels.

     Seamless tubular net sales increased $18.3 million, or 25.1%, on a volume increase of 26.3%. The increase in seamless tubular net sales was partially attributable to an increase in shipments, which resulted in part from product line expansion in fiscal 1995 as well as from the favorable final rulings in the Trade Cases. Fiscal 1995 average selling price for all seamless tubular products declined less than 1% from fiscal 1994, due almost entirely to changes in product mix, including the introduction of new seamless OCTG products with lower average selling prices. Fiscal 1995 average selling price for seamless OCTG products decreased 1.9%, while seamless line pipe average selling price increased 6.9% from fiscal 1994.

     Welded tubular net sales increased $28.1 million, or 24.0%, on a volume increase of 16.3%. The increase in welded tubular net sales was partially attributable to improved average selling prices for both welded OCTG and line pipe products as well as an increase in shipments. Fiscal 1995 average selling price for all welded tubular products increased 6.6% over fiscal 1994. The Company's fiscal 1995 average selling price for its welded tubular products was positively affected by stronger pricing for hot rolled coils in the steel industry in general.

     SBQ product net sales increased $18.1 million, or 27.9%, on a volume increase of 14.3%. Fiscal 1995 average selling price for SBQ products increased 11.8%. SBQ product volume and prices increased as a result of stronger market demand in fiscal 1995 than in fiscal 1994. Selling prices were also favorably impacted in fiscal 1995 as a result of the implementation of surcharges to recover increases in certain raw material costs. Other product shipments and sales for fiscal 1995 were primarily attributable to shipments of hot rolled coils.

     The adhesives segment net sales increased $2.5 million, or 7.7%, primarily as a result of improved pricing.

     Gross profit for fiscal 1995 increased $8.9 million from fiscal 1994 for a gross profit margin of 9.2% compared to 8.3% in fiscal 1994. The specialty steel segment accounted for nearly all of the increase in gross profit and had a gross margin of 7.9% in fiscal 1995 versus 6.5% in fiscal 1994. The increase in specialty steel segment gross profit and margin was a result of improved operating efficiencies for the full fiscal year comparative periods resulting from increased production volume, as well as increases in average selling prices, as discussed above.

     The adhesives segment gross profit was unchanged from fiscal 1994 and gross profit margin declined from 23.2% in fiscal 1994 to 21.6% in fiscal 1995, primarily as a result of higher raw material costs.

     Selling and administrative expenses increased $1.7 million from fiscal 1994 but declined as a percentage of sales from 8.1% in fiscal 1994 to 7.1% in fiscal 1995. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volumes as well as costs incurred in connection with litigation settled in fiscal 1995.

     As a result of the above factors, operating income increased $7.1 million, from $0.7 million in fiscal 1994 to $7.8 million in fiscal 1995. The specialty steel segment earned an operating profit of $10.4 million for fiscal 1995 compared to $2.9 million for fiscal 1994. The improvement in operating results from the prior year was primarily due to an overall increase in shipments as well as increased selling prices and improved operating efficiencies resulting from increased production volume. The adhesives segment earned an operating profit of $1.2 million, unchanged from fiscal 1994.

     Interest expense increased $0.8 million over fiscal 1994 as a result of higher interest costs associated with the Senior Secured Notes issued in the fourth quarter of fiscal 1995.

     Other income, net increased $1.9 million over fiscal 1994, primarily due to the recording of property claims filed with the Company's insurance carrier in connection with a motor failure at Newport in the fiscal 1995 second quarter.

     As a result of the above factors, the fiscal 1995 loss before extraordinary item was $5.1 million, or a $.36 loss per share, compared to net income of $13.2 million in fiscal 1994, or $.96 per share. Fiscal 1994 net income includes a one-time, after-tax gain on the sale of KES of $21.5 million, or $1.56 per share, and income of $1.7 million, or $.12 per share, relating to the adoption of a new accounting standard. Excluding these items, the Company incurred a $10.0 million loss, or a $.72 loss per share, for fiscal 1994.

     In connection with a fiscal 1995 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share. See Note 5 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at June 28, 1997 was $98.6 million compared to $80.9 million at September 28, 1996. The current ratio was 2.15 to 1 at June 28, 1997 compared to 2.16 to 1 at September 28, 1996. At June 28, 1997, the Company had cash and short-term investments totaling $21.2 million, $2.0 million of which was restricted in an environmental trust account related to a permitted hazardous waste disposal facility located on the Company's property at Newport. At June 28, 1997, the Company had no outstanding advances against its $45.0 million Credit Facility; however, $16.2 million of various letters of credit have been issued under the Credit Facility primarily in connection with the purchase of steel slabs at Newport.

     Net cash flows provided by operating activities totaled $5.7 million in the first nine months of fiscal 1997, compared to $11.6 million in the comparable prior year period. The Company recorded net income of $7.3 million in the first nine months of fiscal 1997 compared to a net loss of $6.6 million in the first nine months of fiscal 1996. Major sources of cash from operating activities in the first nine months of fiscal 1997 included $14.5 million in non-cash depreciation and amortization charges; a $7.9 million increase in accounts payable primarily related to the purchase of steel coils at Newport and increased business activity; and a $7.5 million increase in accrued liabilities primarily resulting from accrued interest expense on the Company's senior secured notes, which had a scheduled $8.9 million interest payment in July 1997. The major uses of cash in operating activities for the period were increases in accounts receivable and inventories of $10.9 million and $19.4 million, respectively, resulting from increased business activity related primarily to the OCTG marketplace.

     The Company invested $3.2 million in capital expenditures during the first nine months of fiscal 1997, primarily related to improvements to and acquisition of machinery and equipment in the specialty steel segment. The Company currently estimates that fiscal 1997 capital spending will approximate $6.0 million, primarily in the specialty steel segment, and capital spending for fiscal 1998 is expected to substantially exceed fiscal 1997 estimated spending. As discussed in "Use of Proceeds," a portion of the net proceeds of the Offering will be used to fund capital expenditures. Additional sources for funding future capital expenditures include cash flow from operations, available cash and short-term investments, as well as available borrowing sources.

     Net cash flows from financing activities in the first nine months of fiscal 1997 included repayments of long-term debt of $1.8 million, compared to similar payments of $1.5 million in the first nine months of fiscal 1996. The fiscal 1997 periods also include proceeds of $1.2 million from the issuance of Common Stock resulting from the exercise of Company stock options and warrants. The Company's annual long-term debt maturities are $3.6 million in fiscal 1998, $2.3 million in fiscal 1999, $0.8 million in fiscal 2000 and $5.3 million in fiscal 2001. As discussed in "Use of Proceeds," a portion of the net proceeds of the Offering will be used to prepay certain of the Company's long-term debt, which will significantly reduce the Company's debt service requirements. On a pro forma basis, after giving effect to the Offering and application of the proceeds therefrom and the conversion of the Convertible Debentures, the Company's interest expense for the nine months ended June 28, 1997 and for fiscal 1996 would have declined by $8.9 million and $12.2 million, respectively.

     Certain of the Company's loan agreements contain covenants restricting the payment of dividends to its shareholders. Under the most restrictive of these covenants, retained earnings available for dividends are computed under a formula which is based in part on the earnings and losses of the Company after fiscal 1995. Reference is made to Note 5 to the Consolidated Financial Statements for further information concerning the Company's long-term debt and Credit Facility.

     EBITDA was $41.6 million in the first nine months of fiscal 1997, compared to $22.7 million in the comparable period of fiscal 1996, and $32.6 million for fiscal 1996. EBITDA is calculated as net income (loss) plus interest expense, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance, as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity.

     The Company believes that its current available cash and short-term investments, its cash flow from operations and its borrowing sources will be sufficient to meet anticipated operating cash requirements, including capital expenditures, for at least the next twelve months.

INFLATION

     The Company believes that inflation has not had a material effect on its results of operations to date. Generally, the Company experiences inflationary increases in its costs of raw materials, energy, supplies, salaries and benefits and selling and administrative expenses. Except with respect to significant increases in steel scrap prices, the Company has generally been able to pass these inflationary increases through to its customers.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128 ("Statement 128") which establishes standards for computing and presenting earnings per share ("EPS"). Statement 128 replaces primary EPS and fully diluted EPS with a dual presentation of basic EPS and diluted EPS, respectively. Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for a period. Diluted EPS reflects the potential dilution which would result from any instrument which could result in additional common shares being issued.

     The Company must adopt Statement 128 for fiscal 1998. For the fiscal 1997 nine month period, EPS as reported and as calculated under Statement 128 are as follows:

                                                            AS REPORTED     STATEMENT 128
                                                            -----------     -------------
          Primary/Basic EPS...............................     $ .53            $ .53
          Fully Diluted/Diluted EPS.......................     $ .47            $ .52

For the comparable nine month and full year periods in fiscal 1996, the reported EPS amounts would not change.

     In June 1997, the FASB issued Statement No. 130 ("Statement 130") which establishes standards for reporting comprehensive income in financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity, which for the Company currently consists solely of unrealized holding gains/losses on available for sale securities. The Company must adopt Statement 130 for fiscal 1999, at which time the Company will provide additional financial statement disclosures of comprehensive income for the periods then presented.

                               INDUSTRY OVERVIEW

     Unless otherwise noted, all industry statistics in "-- Oil Country Tubular Goods" are from Department of Energy publications, in "-- Line Pipe" are from Preston Pipe & Tube Report and in "-- SBQ Products" are from the American Iron and Steel Institute.

OIL COUNTRY TUBULAR GOODS

     Demand for OCTG products is cyclical in nature, being primarily dependent on the number and depth of oil and natural gas wells being drilled in the United States and globally. In addition to demand due to drilling activity, shipments by domestic producers of OCTG products are influenced by the levels of inventory held by producers, distributors and end users and the level of foreign imports of OCTG products. See "Risk Factors -- Dependence on Oil Country Tubular Goods," "-- Cyclical Industry and Sensitivity to Economic Conditions" and
"-- Competition."

     The level of drilling activity is largely a function of current prices for oil and natural gas and the industry's future price expectations. These prices are, in turn, determined by various supply and demand factors, such as consumption levels, current inventory levels, import levels, production capacity in existing wells, production economics and future expectations.

     Since 1994, there has been more drilling for natural gas reflecting increased consumption of natural gas. U.S. average daily consumption of natural gas has increased from 44 bcf/day in 1986 to 60 bcf/day in 1996. These increases are due to regulatory demands for a cleaner environment, natural gas conversions, new residential construction in which more new homes use natural gas, new uses for natural gas (such as space cooling and gas heat pumps) and advances in gas-fired generation technology. U.S. average daily consumption of natural gas is forecast to increase to 83 bcf/day in the year 2015. There can be no assurance that such forecasted increases will occur. In prior years, the increases in gas consumption were largely satisfied through gas imports, gas inventory drawdowns and gas production from previously shut-in wells. The Company believes that the current increase in gas consumption is being mostly satisfied through new drilling activity.

     The following chart sets forth the domestic average active rig count since 1988, the most commonly cited indicator of the level of drilling activity. The average rig count was 893 for the first six months of 1997, up 22% from the average rig count for the first six months of 1996.

                    AVERAGE U.S. OIL & NATURAL GAS RIG COUNT

                                                             GAS AS A % OF
      MEASUREMENT PERIOD                                     TOTAL OIL AND
    (FISCAL YEAR COVERED)         GAS             OIL          GAS RIGS
1988                              354             554            38%
1989                              404             453            46%
1990                              463             532            46%
1991                              351             482            41%
1992                              331             373            46%
1993                              364             373            48%
1994                              427             335            55%
1995                              385             323            53%
1996                              465             306            60%
YTD 6/30/97                       521             347            58%

                                                  Source: Baker Hughes, Inc.


     The consumption of OCTG products is a function not only of the number of rigs but also the depth of wells and exploratory success rates. The average well depth in the U.S. has increased from 4,482 feet in 1986 to 5,944 feet in 1996. In addition, due in large part to increased utilization of 3-D seismic and related technologies, the percentage of exploratory wells as producing wells completed has increased. Prior to 1994, exploratory success rates were generally in the 25% to 30% range. In each of 1995 and 1996, the success rate exceeded 40%. A completed well requires not only an initial drill string, but also completion casing and production tubing, all of which comprise OCTG products. Domestic OCTG consumption in any period equals domestic OCTG shipments (excluding exports) plus decreases in inventory levels (or minus increases in inventory levels) plus OCTG imports in such period.

     In addition to rig count, well depth and exploratory success rates, shipments by domestic producers of OCTG products are influenced by the levels of OCTG inventory held by producers, distributors and end users. OCTG product inventory levels have historically been cyclical with inventories generally building during periods of high drilling activity and declining in periods of lower drilling activity. The following chart sets forth the average monthly total of OCTG product inventories since 1986.

                         AVERAGE MONTHLY OCTG INVENTORY

      MEASUREMENT PERIOD
    (FISCAL YEAR COVERED)             GAS
1986                                      -721
1987                                      -128
1988                                      +401
1989                                      -533
1990                                      -257
1991                                      -275
1992                                      -276
1993                                      +330
1994                                      +190
1995                                      +126
1996                                      +386

                                                    Source: Pipe Logix, Inc.


     Domestic shipments of OCTG products are also significantly impacted by the level of foreign imports of OCTG products. The level of OCTG imports is affected by: (i) the value of the U.S. dollar versus other key currencies; (ii) overall world demand for OCTG products; (iii) the production cost competitiveness of domestic producers; (iv) trade practices and government subsidies of foreign producers; and (v) the presence or absence of governmental imposed trade restrictions in the United States. As shown in the chart below, over the last decade, OCTG market penetration by imports in the United States reached a high of 45% in 1988; for the first six months of 1997, import levels had dropped to 15% of total shipments, which the Company believes is due to increased worldwide OCTG demand and the impact of the duties on imports imposed by the U.S. in response to the Trade Cases. The Company cannot predict the U.S. government's future actions regarding import duties or other trade restrictions on imports of OCTG products or the impact of such measures on the Company's net sales. See "Risk Factors -- Competition."

                                  OCTG IMPORTS

      MEASUREMENT PERIOD         (000's)      IMPORTS AS % OF
    (FISCAL YEAR COVERED)          TONS     TOTAL OCTG SHIPMENTS
1986                                617            51%
1987                                576            35%
1988                                988            45%
1989                                429            38%
1990                                381            23%
1991                                413            30%
1992                                101             9%
1993                                353            20%
1994                                342            20%
1995                                180            11%
1996                                231            11%
YTD 6/30/97                         200            15%


     Due to the recent trends in inventory and import levels, the Company believes the increased demand for OCTG products in the U.S. is largely being met by current domestic OCTG production. The following chart sets forth U.S. domestic shipments (excluding exports) of OCTG since 1986.

                          DOMESTIC OCTG SHIPMENTS (1)

      MEASUREMENT PERIOD                 (000's)
    (FISCAL YEAR COVERED)                 TONS
1986                                       588
1987                                      1086
1988                                      1212
1989                                       706
1990                                      1297
1991                                       963
1992                                      1005
1993                                      1422
1994                                      1343
1995                                      1420
1996                                      1785

Note:
(1) Net of imports and U.S. producer exports.

                                                    Source: Pipe Logix, Inc.


     Although the demand for the Company's OCTG products has improved steadily in recent quarters, the factors contributing to such improvement, primarily being drilling activity, oil and gas prices, inventory levels and import levels, are inherently variable and subject to significant volatility and no assurance can be given as to the level of future demand for the Company's products.

LINE PIPE

     The demand for line pipe is only partially dependent on oil and gas drilling activities. In addition to drilling activities, line pipe demand is dependent on factors such as line pipe construction activity, line pipe replacement requirements, utility purchasing programs and new residential construction. Line pipe demand has grown since 1989 along with the increase in natural gas usage and the attendant need for gas transportation lines. Overall, total shipments by domestic line pipe producers (excluding exports) reached 1.1 million tons in 1996 and shipments of line pipe product 16 inches in diameter and smaller, the product sizes that the Company produces, totaled 0.8 million tons in that year.

SBQ PRODUCTS

     The bar market represents the second largest segment of the steel market. Total 1996 shipments by domestic producers of bar products (which include the Company's SBQ products) were approximately 16.8 million tons. Bar products are generally categorized into merchant bar quality products and SBQ products. SBQ products are used for a wide variety of industrial applications including automotive, metal working fabrication, construction, farm equipment, heavy machinery and trucks and off-road vehicles. The Company competes in relatively small segments of the SBQ market. Unlike the majority of SBQ products which are primarily used by passenger car manufacturers, heavy SBQ products such as those produced by the Company are primarily used in the manufacture of heavy industrial products.

                                    BUSINESS

GENERAL

     The Company is a leading producer of specialty steel products serving the energy industry. These products are produced at its two mini-mills, Newport and Koppel, and include seamless and welded tubular goods which are primarily OCTG products used in oil and natural gas drilling and production operations, and line pipe which is used in the transmission of oil, natural gas and other fluids. The term mini-mill connotes a smaller, relatively low-cost mill that typically uses steel scrap as its basic raw material and offers a relatively limited range of products. In addition, the Company manufactures SBQ products which are primarily used in the manufacture of heavy industrial equipment. Sales of specialty steel products represented 90.2% of the Company's fiscal 1996 sales. The Company also manufactures various industrial adhesive products through its wholly-owned subsidiary, Imperial, which represented 9.8% of fiscal 1996 sales.

     The Company was incorporated in Kentucky in 1980 as Newport Steel Corporation for the purpose of purchasing the operating assets of the Newport Steel Works from Interlake, Inc. ("Interlake"). The Company changed its name to NS Group, Inc. in 1987 and transferred its welded tubular manufacturing operations to a subsidiary renamed Newport Steel Corporation. In October 1990, the Company, through a newly-formed wholly-owned subsidiary, acquired certain assets now comprising Koppel, a steel mini-mill located in western Pennsylvania. Koppel manufactures seamless tubular products and SBQ products.

BUSINESS STRATEGY

     The Company's strategy is to increase its net sales and profitability by strengthening its position in selected energy-related markets as a high quality producer of specialty steel products. In addition to emphasizing a high level of ongoing customer service and support, key elements of the Company's strategy include:

  Capitalizing on Improved OCTG Market Conditions

     Recent improvements in the energy sector of the economy have resulted in increased demand for the Company's energy-related tubular products, particularly OCTG products. The Company shipped 309,000 tons of OCTG products through the first nine months of fiscal 1997 compared to OCTG shipments of 202,500 tons for the comparable fiscal 1996 nine month period and 284,000 tons for the entire 1996 fiscal year. Average selling prices for the Company's welded and seamless OCTG products increased $46 per ton and $12 per ton, respectively, for the comparable nine month periods. The Company has capitalized and intends to continue to capitalize on recent trends in the OCTG market by emphasizing its sales and marketing efforts toward higher margin OCTG products. See "Industry Overview."

  Lowering Manufacturing Costs Per Ton

     The Company historically has reinvested in its operating facilities and emphasized productivity improvements in an effort to reduce its manufacturing costs per ton (defined as all manufacturing costs excluding the cost of steel scrap and depreciation). For example, the Company has introduced a number of operational and capital investment initiatives at Newport which have contributed to the reduction in manufacturing costs per ton for its tubular products. Manufacturing costs per ton have declined from $232 per ton in fiscal 1995 to $204 per ton for the first nine months of fiscal 1997 for tubular products produced on Newport's 8" mill and from $204 per ton in fiscal 1995 to $178 per ton for the first nine months of fiscal 1997 for tubular products produced on its 16" mill. The Company's increased levels of production and shipments, as well as change in product mix, have had a significant influence on Newport's manufacturing costs per ton and other productivity measures.

     The Company intends to continue to make capital investments and additional manufacturing improvements at Newport and Koppel that will further lower manufacturing costs per ton and enhance its market position.

  Expanding Tubular Product Finishing Capabilities

     The Company intends to increase its tubular product finishing capabilities which will enhance its competitive position by enabling it to produce a larger percentage of value-added products in-house. For example, the Company intends to make capital investments in additional threading and upsetting capabilities. The Company believes that such additional finishing capabilities will significantly lower production costs and improve product quality and the level of service for its customers.

  Increasing Financial Flexibility

     The Offering will significantly reduce the Company's debt service requirements and enable the Company to more readily respond to market changes and capital investment opportunities. The Company intends to maintain a strong balance sheet in order to provide financial flexibility.

SPECIALTY STEEL SEGMENT

  MANUFACTURING FACILITIES AND PROCESSES

     Newport Facilities

     The Company manufactures welded OCTG and line pipe products and hot rolled coils at its facilities located near Newport, Kentucky. The production process for Newport's welded tubular products includes three separate operations: melting, rolling and pipe-making.

     Steel scrap is melted into molten steel utilizing three 100-ton electric arc furnaces. Molten steel, reaching 3,000 degrees Fahrenheit, is tapped from the furnaces into ladles. The ladles are then moved to an auxiliary stir station where an argon lance stir process improves steel quality through consistent metal deoxidation and desulfurization. Steel refining continues at the ladle metallurgical station ("LMS"). The LMS, which serves a dual role, allows for the precise control of temperature and chemistry and enables continuous production sequencing of the molten steel to the continuous slab caster, thereby optimizing melt shop productivity. Once strict metallurgical standards have been met, the molten steel is "cast" into slabs that can range in size from 7 to 10 inches in thickness, 28 to 55 inches in width and 15 to 34 feet in length. Slabs are cut to length and lifted onto specially designed rail cars for transportation to the adjacent reheat furnace. From time to time, Newport also purchases slabs from third parties to supplement the production of slabs by Newport's melt shop. In fiscal 1996, Newport purchased approximately 109,000 tons of slabs for use in the production of coil and pipe. Although Newport's capacity utilization for its melt shop was 55.6% for the twelve months ended June 28, 1997, one of Newport's three furnaces could not be operated simultaneously with the other furnaces for most of such period due to constraints on Newport's baghouse facilities. The Company completed a project to upgrade its baghouse facilities late in the third quarter of fiscal 1997 to permit the simultaneous operation of Newport's three furnaces. The Company believes the upgrade of its baghouse facilities will significantly reduce its need to purchase slabs from third parties in future periods.

     At Newport's hot strip rolling mill, slabs are processed through the walking beam slab reheat furnace where they are evenly heated to temperatures over 2,400 degrees Fahrenheit. Slabs exit directly from the reheat furnace onto the hot strip rolling mill where they are reduced to desired thickness and rolled into coils in sizes up to a maximum of 50 inches in width. Coils are then either slit and formed into welded tubular products at one of the two pipe-making facilities or are sold as hot rolled coils. Newport's welded tubular products range in size from 4 1/2 to 13 3/8 inches in outside diameter and are available in both carbon and alloy grades.

     For the twelve months ended June 28, 1997, the Newport facilities' rated capacities and capacity utilization were as follows:

                   NEWPORT FACILITIES           RATED CAPACITY (IN TONS)     CAPACITY UTILIZATION
          ------------------------------------  ------------------------     --------------------
          Melt shop...........................           700,000                     55.6%
          Hot strip rolling mill..............           750,000                     62.6%
          Welded pipe mills...................           580,000                     70.3%

     Koppel Facilities

     The Company manufactures seamless OCTG, line pipe products and SBQ products at its facilities located in Koppel and Ambridge, Pennsylvania and Baytown, Texas. The operations consist of a melting and casting facility and bar mill located in Koppel, a seamless tubemaking facility located approximately 20 miles away in Ambridge, and a tubular finishing facility located in Baytown, Texas.

     The melting and casting facilities at Koppel consist of an 80-ton Ultra-High Powered ("UHP") electric arc furnace, a ladle refining station and a computer-controlled four-strand continuous bloom/billet caster. Select grades of steel scrap are melted utilizing the UHP furnace. Once the molten steel reaches temperatures of approximately 3,000 degrees Fahrenheit, it is tapped from the UHP furnace into a ladle and transported to the ladle refining station. The ladle refining station allows for the addition of alloys, thereby providing precise chemical compositions, and it maintains the molten steel at proper temperatures for the caster. Once the chemistries are analyzed and conformed to metallurgical standards, the ladle is carried by crane to the continuous caster. The continuous caster is capable of casting 9 inch square blooms or 5 1/2 inch round billets.

     Blooms and billets are further processed at the tubemaking facilities into seamless tubular products or at the bar facilities into SBQ products, or they can be sold as "as cast" (semi-finished) product.

     Koppel's tubemaking facility includes a highly automated rotary hearth furnace where round billets (tube rounds) are reheated to temperatures over 2,200 degrees Fahrenheit. Tube rounds exit the furnace to a piercer where a hollow tube is formed. Hollow tubes are then rolled to a specific size and wall thickness by passing through either the mandrell mill or transval mill. Seamless tubular products are produced in both carbon and alloy grades in sizes ranging from 1.9 to 8.5 inches in outside diameter.

     At Koppel's bar mill, blooms are reheated in a highly automated rotary hearth furnace to temperatures over 2,200 degrees Fahrenheit. Blooms, upon exiting the furnace, pass through a series of rolls, where they are reshaped into round bars. SBQ products are available in both carbon and alloy grades in sizes measuring 2 7/8 to 6 inches in diameter.

     For the twelve month period ended June 28, 1997, the Koppel facilities' rated capacities and capacity utilization were as follows:

                   KOPPEL FACILITIES            RATED CAPACITY (IN TONS)     CAPACITY UTILIZATION
          ------------------------------------  ------------------------     --------------------
          Melt shop...........................           450,000                     79.7%
          Seamless tube mill..................           250,000                     69.4%
          Bar mill............................           200,000                     79.2%

     Finishing Facilities

     The Company processes and finishes a portion of its welded and seamless tubular products at facilities located at the Port of Catoosa, near Tulsa, Oklahoma (Erlanger Tubular Corporation, or "Erlanger") and at Baytown, Texas, located near Houston, Texas. The finishing processes include upsetting, which is a forging process that thickens tube ends to prepare for the threading process; heat treating, which is a furnace operation designed to strengthen the steel; straightening; non-destructive testing; coating for rust prevention; and threading.

  PRODUCTS

     Welded OCTG Products

     The Company's welded OCTG products, which are produced by Newport, are used primarily as casing in oil and natural gas wells during drilling operations. Welded OCTG products are generally used when higher strength is not required, typically in wells less than 10,000 feet in depth. The Company sells its welded OCTG products as both a plain end and as a finished tubular product in both carbon and alloy grades.

     Seamless OCTG Products

     The Company's seamless OCTG products, which are produced by Koppel, are used as drill pipe, casing and production tubing. Drill pipe is used and may be reused to drill several wells. Casing forms the structural wall of oil and natural gas wells to provide support and prevent caving during drilling operations and is generally not removed after it has been installed in a well. Production tubing is placed within the casing and is used to convey oil and natural gas to the surface. The Company's seamless OCTG products are sold as a finished threaded and coupled product in both carbon and alloy grades. Compared to similar welded products, seamless production tubing and casing are better suited for use in hostile drilling environments such as off-shore drilling or deeper wells because of their greater strength and durability. The production of seamless tubular products with these properties requires a more costly and specialized manufacturing process than does the production of welded tubular products. The majority of the Company's seamless OCTG product sales are production tubing in sizes ranging from 1.9 inches to 5 inches in outside diameter.

     Line Pipe Products

     The Company's line pipe products, which are produced by both Koppel and Newport, are primarily used in gathering lines for the transportation of oil and natural gas at the drilling site and in transmission lines by both gas utility and transmission companies. Line pipe products are coated and shipped as a plain end product and welded together on site. The majority of the Company's line pipe sales are welded products. The demand for line pipe is only partially dependent on oil and gas drilling activities. Line pipe demand is also dependent on factors such as the level of pipeline construction activity, line pipe replacement requirements, new residential construction and gas utility purchasing programs.

     SBQ Products

     The Company manufactures in a specialized market niche of SBQ products at Koppel in sizes ranging from 2.875 to 6.0 inches in diameter. The Company produces its SBQ products from continuous cast blooms that enables substantial size reduction in the bloom during processing and provides greater strength-to-weight ratios. These SBQ products are primarily used in critical weight-bearing applications such as suspension systems, gear blanks, drive axles for tractors and off-road vehicles, heavy machinery components and hydraulic and pneumatic cylinders. The demand for the Company's SBQ and hot rolled coil products is cyclical in nature and is sensitive to general economic conditions.

     Hot Rolled Coils

     The Company produces commercial quality grade hot rolled coils at Newport, from 28 to 50 inches in width, between 0.125 and 0.500 inches in gauge, and in 15 ton coil weights. These products are sold to service centers and to others for use in high-strength applications.

     Other Products

     The Company's OCTG products are inspected and tested to ensure that they meet American Petroleum Institute specifications. Products that do not meet specification are classified as secondary or limited service products and are sold at substantially reduced prices.

  MARKETS AND DISTRIBUTION

     The Company sells its specialty steel products to its customers through an in-house sales force. The primary end markets for the Company's seamless tubular products have been the southwest United States and certain foreign markets, including offshore applications. The Company has historically marketed its welded tubular products in the east, central and southwest regions of the United States, in areas where shallow oil and gas drilling and exploration activity utilizes welded tubular products. Nearly all of the Company's OCTG products are sold to domestic distributors, some of whom subsequently sell the Company's products into the international marketplace. The Company sells its SBQ products to customers located generally within 400 miles of the Koppel facilities.

     All of the Company's steel-making and finishing facilities are located on or near major rivers or waterways, enabling the Company to transport its tubular products into the southwest by barge. The Company ships substantially all of its seamless and welded OCTG products destined for the southwest region by barge.

  CUSTOMERS

     The Company has approximately 300 specialty steel product customers. The Company's OCTG and line pipe products are used by major and independent oil and natural gas exploration and production companies in drilling and production applications. Line pipe products are also used by gas utility and transmission companies. The majority of the Company's OCTG products are sold to domestic distributors. Line pipe products are sold to both domestic distributors and directly to end users. The Company sells its SBQ products to service centers, cold finishers, forgers and original equipment manufacturers. Hot rolled coils are sold primarily to service centers and other manufacturers for further processing. The Company has long-standing relationships with many of its larger customers; however, the Company believes that it is not dependent on any customer and that it could, over time, replace lost sales attributable to any one customer. For the first nine months of fiscal 1997 and for fiscal 1996, the Company's top five specialty steel customers accounted for approximately 34% and 28% of total net sales, respectively. For the same periods, no one customer accounted for more than 10% of total net sales, other than Bourland & Leverich Supply Company which accounted for 10.2% of total net sales in the first nine months of fiscal 1997.

  COMPETITION

     The markets for the Company's specialty steel products are highly competitive and cyclical. The Company's principal competitors in its primary markets include domestic integrated producers, mini-mills and welded tubular product processing companies, as well as foreign steel producers, many of which have substantially greater assets and larger sales organizations than the Company. The Company believes that the principal competitive factors affecting its business are price, quality and customer service. In the small diameter seamless OCTG market in which Koppel competes, its principal competitors include the USS/Kobe Steel Company in Lorain, Ohio, and a number of foreign producers. With respect to its SBQ products, Koppel competes with a number of steel manufacturers, including USX Corporation, CSC Industries, Inc., Republic Engineered Steels, Inc., Inland Steel Industries, Inc., MacSteel Division of Quanex Corporation, North Star Steel Company, Inc. and The Timken Company. Newport's principal domestic competitors in the welded tubular market are Lone Star Steel Company, LTV Corporation, IPSCO Steel, Inc. and Maverick Tube Corporation.

     In the welded OCTG and line pipe market, the Company competes against certain manufacturers who purchase hot rolled coils for further processing into welded OCTG and line pipe products. The cost of finished tubular products for these manufacturers is largely dependent on the market price of hot rolled coils. Depending on market demand for hot rolled coil, these tubular manufacturers may purchase hot rolled coils at a lower or higher cost than the Company's cost to manufacture hot rolled coils. Also, additional announced hot rolled manufacturing capacity is anticipated and may impact the market price for hot rolled coils.

     In July 1995, the United States imposed duties on the imports of various OCTG products from certain foreign countries in response to antidumping and countervailing duty cases filed by several U.S. steel companies. Several foreign OCTG producers, as well as certain U.S. producers, have appealed the determinations to U.S. and international courts or panels. The duties are subject to annual and five-year reviews by the U.S. Department of Commerce. The Company believes the imposition of the duties have had a positive effect on its shipments and pricing of certain of its seamless tubular products; however, it cannot predict the outcome or timing of the appeals or reviews at this time. Over the last decade, OCTG market penetration by imports in the United States reached a high of 45% in 1988. For the first six months of 1997, import levels had dropped to 15% of total shipments, which the Company believes is due to increased worldwide OCTG demand and the impact of the duties on imports imposed by the U.S. in response to the Trade Cases. See "Risk Factors -- Competition."

  RAW MATERIALS AND SUPPLIES

     The Company's major raw material is steel scrap, which is generated principally from industrial, automotive, demolition, railroad and other steel scrap sources. Steel scrap is purchased by the Company either through scrap brokers or directly in the open market. The long-term demand for steel scrap and its importance to the domestic steel industry may be expected to increase as steel-makers continue to expand steel scrap-based electric arc furnace and thin slab casting capacities. For the foreseeable future, however, the Company believes that supplies of steel scrap will continue to be available in sufficient quantities at competitive prices. In addition, a number of technologies exist for the processing of iron ore into forms which may be substituted for steel scrap in electric arc furnace-based steel-making operations. Such forms include direct-reduced iron, iron carbide and hot-briquette iron. While such forms may not be cost competitive with steel scrap at present, a sustained increase in the price of steel scrap could result in increased implementation of these alternative technologies.

     The Company's steel manufacturing facilities consume large amounts of electricity. The Company purchases its electricity from utilities near its steel-making facilities pursuant to separate contracts entered into by Koppel and Newport. Koppel's electricity contract expired in 1996. The parties have been operating under monthly extensions of the prior contract, while a new supply contract is being negotiated. Newport's contract expires in 2001. The contracts contain provisions that provide for lower priced demand charges during off-peak hours and known maximums in higher cost firm demand power. Also, the Company receives discounted demand rates in return for the utilities' right to periodically curtail service during periods of peak demand. These curtailments are generally limited to a few hours and historically have had a negligible impact on the Company's operations.

     The Company also consumes smaller quantities of additives, alloys and flux which are purchased from a number of suppliers.

ADHESIVES SEGMENT

     The Company, through Imperial, is a custom manufacturer of water-borne, solvent borne and hot melt adhesives and footwear finishes. These products are manufactured at plants located in Cincinnati, Ohio; Nashville, Tennessee and Lynchburg, Virginia.

  MANUFACTURING PROCESS

     Imperial's adhesives products are manufactured by combining and mixing predetermined quantities of raw materials. The raw materials are measured according to specific formulas and mixed in numerous specially designed industrial mixers. Raw materials are available from multiple sources and consist primarily of petrochemical-based materials. Pricing of raw materials generally follows trends in the petrochemical markets. The physical properties of finished formulas are measured and monitored by a statistical process control system. Imperial works closely with its customers to develop adhesive applications designed to meet their specific product requirements.

  PRODUCTS AND MARKETS

     Imperial maintains approximately 1,000 active formulas for the manufacture of water-borne, solvent-borne and hot-melt adhesives products and approximately 600 active formulas for the manufacture of footwear finishes. Its multiple product lines are used primarily in product assembly applications within such industries as footwear, foam bonding, marine and recreational vehicles, consumer packaging, construction, furniture, and transportation. In fiscal 1996, approximately 21% of Imperial's sales were to the footwear industry. The Company's industrial adhesives products are marketed throughout the United States and Caribbean basin through an in-house sales force as well as a number of independent sales representatives. Products are distributed from Imperial's manufacturing sites and a number of public warehouses across the United States and in Puerto Rico. The adhesives industry is currently seeking alternatives to its methylene chloride-based products, which will be largely restricted by OSHA regulations commencing in October 1997. Methylene chloride-based products represented approximately 23.8% of the Company's adhesives segment sales in fiscal 1996.

     Competition in the industrial adhesives industry includes several major producers, as well as numerous small and mid-sized companies comparable to Imperial. The Company competes on the basis of price, product performance and customer service and believes that its diversity and ability to develop applications to meet customers' specific needs allows it to compete effectively with all adhesives producers in its markets.

LEGAL MATTERS

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. The Company carries insurance with respect to workers compensation, health care and product liability coverages (each of which is self-insured to certain levels), as well as commercial and other matters. Based upon its evaluation of available information, management does not believe that any pending claims, lawsuits or administrative proceedings are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, RCRA, the Clean Air Act, the 1990 Amendments to the Clean Air Act, the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other steel mills in the industry, Koppel and Newport produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility.

     The Company has on its property at Newport a permitted hazardous waste disposal facility. Newport's permit for operating the hazardous waste disposal facility required that it investigate, test, and analyze for potential releases of hazardous constituents from its closed loop water recirculation system. Based upon the findings of its investigation, which have been filed with the EPA, the Company believes that the cost of any remediation of such potential releases, if required, will not be material.

     In November 1996, Koppel received a Notice of Violation from the EPA alleging violations of the Clean Air Act and the Pennsylvania State Implementation Plan. The violations allegedly occurred during 1995 and 1996 and pertain to air emissions from Koppel's electric arc furnace operations. The conditions which contributed to the alleged violations have been corrected, and as of January 1, 1997, Koppel has demonstrated compliance with the air emission regulations. At this time, the Company is unable to determine if the EPA will assess civil penalties as a result of the alleged violations, or the extent of any such potential penalties.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the "Assessment") completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The Consent Order established a schedule for investigating, monitoring, testing and analyzing the potential releases. Initial remediation has been completed and a report submitted to the EPA. Additional monitoring and remediation may be required. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. Although certain of the indemnifying parties have stated that their indemnification obligations do not extend to all of the matters covered by the Consent Order, to date the Company has been fully indemnified against all matters pertaining to the Consent Order and the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of a quantity of electric arc furnace dust. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated electric arc furnace dust; however a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the applicable insurance carrier at the time such disposal costs are incurred. Such insurance claims will exhaust available insurance coverage pertaining to these incidents. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.

     Subject to the uncertainties concerning the Consent Order and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all applicable environmental regulations. The Company cannot predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material; however, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to the Company's operating facilities.

     As of June 28, 1997, the Company had environmental remediation reserves of $4.5 million, which pertain almost exclusively to accrued disposal costs for radiation contaminated dust. As of June 28, 1997, the estimated range of possible losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

EMPLOYEES

     As of June 18, 1997, the Company had 1,848 full-time employees, of whom 428 were salaried and 1,420 were hourly. Substantially all of the Company's hourly employees are represented by the United Steelworkers of America under contracts expiring in 1998 for Imperial, 1999 for Newport and Koppel, and 2000 for Erlanger. Since its inception, the Company has successfully negotiated 15 labor contracts, and has experienced only one two-day work stoppage which was in 1994.

     The Company has assumed no legacy costs, such as retirement and health benefits, with respect to former employees of the facilities it has acquired. Retirement benefits (including post-retirement health care) represent the most significant difference between the Company's labor costs and the industry average, as the Company's employees participate in profit sharing plans as opposed to the typically more costly defined benefit plans prevalent throughout the industry. The Company's profit sharing plans generally require mandatory contributions at a specified percentage of pre-tax profits (with certain guaranteed minimums). The contribution expense for the Company's profit sharing plans was approximately $1.0 million in fiscal 1996.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The executive officers and directors of the Company are as follows:

          NAME             AGE                  POSITION WITH THE COMPANY
-------------------------  ---       ------------------------------------------------
Clifford R. Borland        60        Director, Chairman and Chief Executive Officer
Paul C. Borland, Jr.       63        Director, President and Chief Operating Officer
Patrick J.B. Donnelly      60        Director
John B. Lally              61        Director
R. Glen Mayfield           55        Director
                                     Director and Vice President; President of
Ronald R. Noel             56        Newport
                                     Vice President, Treasurer and Chief Financial
John R. Parker             53        Officer

     The directors of the Company are elected at each annual meeting of the shareholders and hold office until their successors have been elected and qualified. The officers are appointed by the Board of Directors and serve at its discretion. The Company's Restated Articles of Incorporation (the "Articles") provide that at such time as there are nine or more directors, the Board of Directors may by resolution divide the Board into three classes with the terms in office of each class ending in successive years.

BUSINESS BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CLIFFORD R. BORLAND is a founder of the Company and was the Company's President and Chief Executive Officer until December 4, 1995, when he was elected Chairman of the Company. He has been a director since 1981. He held various positions at United States Steel Corporation from 1960 through 1967. He joined Interlake's Riverdale Works as Chief Metallurgist in 1967, became Director of Metallurgy for Interlake's Iron and Steel Division in 1978 and served as Plant Manager of the Newport Steel Works from 1977 to 1980. Mr. Borland is also a director of Kentucky Electric Steel, Inc.

PAUL C. BORLAND, JR. joined the Company as Vice President and General Manager of KES in 1989. Mr. Borland assumed the position of President of Koppel in 1990 and assumed the position of President and Chief Operating Officer of the Company on December 4, 1995. Mr. Borland joined the Company with over 33 years of steel industry experience where he held various management positions with Latrobe Steel Corporation and the Universal Cyclops Specialty Steel Division of Cyclops Corporation. He also held the position of Vice President and General Manager of Ohio Steel Tube, a division of Copperweld Corporation, where he also held the position of Vice President. Paul C. Borland, Jr. is the brother of Clifford R. Borland.

PATRICK J.B. DONNELLY has been a director of the Company since November 1981. Since 1972, he has been a partner in the law firm of Niles, Barton and Wilmer which is based in Baltimore, Maryland.

JOHN B. LALLY has been a director of the Company since November 1981. Mr. Lally is Chairman of the Board and Chief Executive Officer of L B Industries, Inc., a privately-owned pipe distributor. He has served as an executive officer of L B Industries, Inc. and its predecessors for over 29 years. Mr. Lally is also Chairman of the Board of LB Steel Plate Company, a privately-owned steel plate processor and distributor.

R. GLEN MAYFIELD has been a director of the Company since November 1981. Mr. Mayfield is the President of Mayfield & Robinson, Inc., an independent management and financial consulting firm, which he founded in 1978. For ten years prior to founding Mayfield & Robinson, Inc., Mr. Mayfield worked for the First National Bank of Cincinnati.

RONALD R. NOEL has been a director of the Company since November 1981. He is a founder of the Company and has been Vice President since its inception. He held the position of Secretary of the Company from November 1989 until February 1995 and the position of President of Newport since March 1994. Mr. Noel joined Interlake's Newport Steel Works in 1966 and served in various positions, including Chief Industrial Engineer from 1976 to 1980.

JOHN R. PARKER joined the Company as Treasurer in 1981 and has held the positions of Vice President, Treasurer and Chief Financial Officer or similar positions with the Company for more than five years. Prior to joining the Company, he was a manager with Arthur Andersen LLP.

BUSINESS BACKGROUND OF OTHER MANAGEMENT MEMBERS

THOMAS J. DEPENBROCK has been Corporate Controller of the Company since 1987 and Vice President since February 1995. Mr. Depenbrock was with the accounting firm of Arthur Andersen LLP from 1978 until 1987.

THOMAS L. GOLATZKI has been Vice President of the Company since 1987. Prior to 1987, Mr. Golatzki was the Director of Engineering and Administrative Services of the Company.

ROBERT D. JOHNSON joined Imperial in 1970 and has served as its President since 1980.

JACK W. MEHALKO has been Vice President of the Company since March 1994 and Secretary since February 1995. Mr. Mehalko was President of Newport from 1989 until March 1994 and Vice President and General Manager of KES from 1986 to 1989.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of August 15, 1997 with respect to the beneficial ownership of shares of Common Stock owned by (a) each person known by the Company to own beneficially more than 5% of the Common Stock, (b) each director or executive officer of the Company, (c) all directors and executive officers of the Company as a group and (d) each Selling Shareholder.

     For purposes of the Offering, "Selling Shareholders" is defined to include PMAC, Ltd. ("PMAC") and certain of its affiliates and General Electric Capital Corporation ("GECC"). For purposes of the over-allotment option, "Selling Shareholders" is defined to include PMAC and certain of its affiliates and Messrs. Lally, Mayfield and Donnelly. Except as set forth in footnote 3, the following table does not give effect to the exercise of the over-allotment option. Of the 1,125,000 shares subject to the over-allotment option, 540,295 of such shares would be issued by the Company and the balance by the Selling Shareholders.

                                              SHARES OWNED                               SHARES OWNED
                                          PRIOR TO THE OFFERING                       AFTER THE OFFERING
                                         -----------------------                     --------------------
                 NAME                     NUMBER         PERCENT    BEING OFFERED     NUMBER      PERCENT
---------------------------------------  ---------       -------    -------------    ---------    -------
DIRECTORS AND EXECUTIVE OFFICERS
Clifford R. Borland(1)(2)(3)             2,977,254         20.0%             --      2,977,254      12.9%
Ronald R. Noel(1)(2)(3)                  1,175,810          7.9              --      1,175,810       5.1
John B. Lally(3)(4)                        655,729          4.4              --        655,729       2.8
R. Glen Mayfield(3)                        114,730            *              --        114,730         *
Patrick J.B. Donnelly(3)(5)                 99,375            *              --         99,375         *
John R. Parker(2)(6)                        84,928            *              --         84,928         *
Paul C. Borland, Jr.(2)                     62,618            *              --         62,618         *
All Directors and Executive Officers as
  a group (7 persons)(2)(3)              5,170,444         34.4              --      5,170,444      22.3
OTHER 5% SHAREHOLDERS:
Dimensional Fund Advisors Inc. (1)(7)      889,100          6.0              --        889,100       3.9
General Electric Capital
  Corporation(1)(8)                        772,481          5.0         500,000        272,481       1.2
PMAC, Ltd. and affiliates(1)(3)(9)       1,664,705         10.1       1,000,000        664,705       2.9

---------------

* Less than one percent.

(1) The address of Messrs. C. R. Borland and Noel is NS Group, Inc., Ninth and Lowell Streets, Newport, Kentucky 41072. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The address of GECC is 260 Long Ridge Road, Stamford, Connecticut 06927. The address of PMAC and R. Alpert is 15311 Vantage Parkway West, Suite 315, Houston, Texas 77032. The address of R. E. Belfer and R. A. Belfer (each of whom are affiliates of PMAC) is 767 Fifth Avenue, New York, New York 10017.

(2) Includes, where applicable, shares of Common Stock (a) which may be acquired within 60 days of August 15, 1997 by Mr. C. R. Borland (89,754), Mr. Noel (46,258), Mr. Parker (47,258), Mr. P. C. Borland, Jr. (60,518) and all
    directors and executive officers as a group (243,788) pursuant to the Company's non-qualified stock option and stock appreciation rights plans and
    (b) owned by Mr. Noel (1,102) and all Directors and executive officers as a group (1,102) and held by the trustee of the Company's Salaried Employees' Flexible Compensation Plan, which shares are voted as directed by the participants to whose account they are allocated.

(3) The 1,125,000 shares subject to the Underwriters' over-allotment option include 100,000 shares owned by Mr. Lally, 30,000 shares owned by Mr. Mayfield and 20,000 shares owned by Mr. Donnelly, together with 434,705 of the remaining shares to be owned by PMAC and affiliates upon conversion of the Convertible Debentures. Assuming full exercise of the over-allotment option, the number of shares owned and the percentage of the aggregate shares outstanding for each of such Selling Shareholders and the directors and executive officers as a group would be: Mr. Lally -- 555,729 shares, 2.4%; Mr. Mayfield -- 84,730 shares, 0.36%; Mr. Donnelly -- 79,375 shares, 0.34%; PMAC and affiliates -- 230,000 shares, 0.98%; and all directors and executive officers as a group -- 4,560,444 shares, 21.1%.

(4) Includes 50,855 shares owned by Mr. Lally's wife. Mr. Lally disclaims any beneficial interest in these shares.

(5) Includes 32,850 shares owned by Mr. Donnelly's wife and 33,000 shares held by Mr. Donnelly's wife as custodian for their children. Mr. Donnelly disclaims any beneficial interest in these shares.

(6) Includes 18,800 shares owned by Mr. Parker's wife. Mr. Parker disclaims any beneficial interest in these shares.

(7) The information in this footnote and the corresponding information in the above share ownership table was derived from such shareholder's most recent
    Schedule 13D filing with the Securities and Exchange Commission (the "Commission"), as updated from information provided by the shareholder.

(8) Represents number of shares purchasable upon exercise of the GECC Warrants, which have an exercise price of $8.00 per share.

(9) PMAC is a Texas limited partnership for which PM Acquisition Corporation ("PM Corp.") is the general partner. PMAC, PM Corp. and certain other affiliated persons have filed a Schedule 13D ("PMAC Schedule 13D") with the Commission indicating on the cover pages thereof the following beneficial ownership of Common Stock and related percentages, as updated from information provided by PMAC: R. Alpert, 915,588 (5.8%) and R. E. Belfer and
    R. A. Belfer, as co-trustees of certain trusts, 749,117 (5.0%).

    All of the shares listed in the PMAC Schedule 13D represent shares issuable upon conversion of $28.3 million of the Convertible Debentures, issued to PMAC in connection with the Company's purchase of the assets comprising Koppel Steel Corporation in 1990. In connection with the Offering, it is anticipated that each of the holders of the Convertible Debentures will convert all of their respective Convertible Debentures into shares of Common Stock.

    The information in this footnote and the corresponding information in the above share ownership table was derived from the PMAC Schedule 13D, information provided by PMAC and from the terms of the Convertible Debentures.

                            DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. 400,000 shares of the Preferred Stock have been designated as Series A Junior Participating Preferred Stock in connection with the Company's Rights Plan discussed below. The following statements are brief summaries of certain provisions relating to the capital stock of the Company. Such summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Articles and the By-Laws of the Company and the Preferred Stock Purchase Rights Agreement referred to herein, including the definition therein of certain terms, a copy of each of which is filed with the Commission. See "Available Information."

COMMON STOCK

     Subject to the prior rights of any outstanding shares of the Company's Preferred Stock or Series A Junior Participating Preferred Stock, the holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of the Common Stock are entitled to vote cumulatively in the election of directors and are entitled to one vote for each share of Common Stock held of record on all other matters subject to a vote of the shareholders. The holders of Common Stock have no pre-emptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is fully paid and non-assessable.

PREFERRED STOCK

     The Company is authorized to issue the Preferred Stock in one or more series. No shares of Preferred Stock are presently outstanding, and no shares of Preferred Stock have been designated as a series except for the Series A Junior Participating Preferred Stock. The Board of Directors is authorized, without any further action by the shareholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any additional series of Preferred Stock, the number of shares constituting any such series, and the designation thereof. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions and for employee benefit plans.

     One of the effects of the existence of unissued and unreserved Preferred and Common Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Issuance of Preferred Stock might, under certain circumstances, deter the acquisition of the Company or its securities by a person concerned about the terms or effect of such stock.

CLASSIFIED BOARD OF DIRECTORS

     The Articles provide at such time as there are nine or more directors, the Board of Directors may by resolution divide the Board into three classes with the terms of office of each class ending in successive years.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Articles provide that no director shall be personally liable to the Company or its shareholders for monetary damages for breach of his duties as a director; provided, however, that a director's liability shall not be eliminated or limited for (i) for transactions in which the director's personal financial interest is in conflict with the financial interest of the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law;
(iii) acts which violate Section 271B.8-330 of the Kentucky Business Corporation Act (regarding unlawful distributions); or (iv) any transaction from which the director derived an improper personal benefit.

PREFERRED STOCK PURCHASE RIGHTS PLAN

     In November 1988, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock of the Company. The dividend distribution was payable on November 30, 1988 to the shareholders of record at the close of business on that date. In addition, the Board of Directors authorized and directed the issuance of one Right (subject to adjustment) with respect to each share of Common Stock that becomes outstanding prior to the earlier of the Distribution Date, as defined below, and the redemption, exchange or expiration of the Rights.

     The Rights Plan provides that until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the Rights will be evidenced only by certificates for, and will be transferred automatically with, the Common Stock. Each Right entitles the holder to purchase from the Company under certain circumstances one one-hundredth of a share of the Series A Junior Participating Preferred Stock at an exercise price of $40 per one one-hundredth of a share, subject to anti-dilution adjustments. Each one one-hundredth of a share of the Series A Junior Participating Preferred Stock is designed to approximate the value of one share of Common Stock. The Rights will become exercisable, and will trade separately from the Common Stock, on the earlier of (i) 10 days after public announcement, or the Company has notice, that a person or a group (other than subsidiaries, employee benefit plans or certain existing shareholders) (an "acquiring person or group") has become the beneficial owner of 30% or more of the outstanding Common Stock, or (ii) 10 days after the commencement of a tender or exchange offer for 30% or more of the outstanding Common Stock, in either such case without the prior written consent of the Board of Directors ("Distribution Date"). After the Distribution Date, separate certificates for Rights will be mailed to holders of Common Stock of record on the Distribution Date.

     If an acquiring person or group acquires 30% or more of the Common Stock, holders of Rights (other than the acquiring person or group) may purchase from the Company, at the Right's then exercise price, Common Stock having a value at that time of twice such exercise price. Further, at any time after an acquiring person or group acquires 30% or more (but less than 50%) of the outstanding Common Stock, the Board may, at its option, exchange the Rights (other than Rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of the Preferred Stock) per Right, subject to anti-dilution adjustments.

     In addition, in the event that the Company is acquired in a merger, sale of assets or similar transaction after the Rights become exercisable, holders of Rights may purchase, at the then exercise price, common stock of the acquiring entity having a value equal to twice such exercise price.

     Prior to the acquisition by an acquiring person or group of beneficial ownership of 30% or more of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

     The Board of Directors is authorized to reduce the 30% thresholds referred to above to not less than 15% or the amount owned by an acquiring person or group.

     If not earlier redeemed or exchanged, the Rights will expire on November 17, 1998.

     The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Giving effect to the Offering, including the sale of the 500,000 shares which will be issued upon the exercise of certain of the GECC Warrants and the conversion of the Convertible Debentures into 1,664,705 shares, the Company would have had 22,970,968 shares of issued and outstanding Common Stock at August 15, 1997. Also giving effect to the Offering, the Company would have had 1,151,192 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options, 272,481 shares of Common Stock reserved for issuance upon exercise of the GECC Warrants not being exercised in connection with the Offering and 1,013,380 shares of Common Stock reserved for issuance upon the exercise of warrants issued in connection with the Registered Warrants. The holders of the GECC Warrants and the 664,705 shares to be issued upon conversion of the Convertible Debentures which are not being sold in this Offering (absent exercise of the over-allotment option relating to 434,705 of such shares) have certain registration rights and a registration statement is effective with respect to the shares underlying the Registered Warrants. The Company has agreed not to issue any securities or file a registration statement under the Securities Act, subject to certain exceptions, for a period of 120 days following the date of the Prospectus relating to the Offering without the prior written consent of Smith Barney Inc. Certain Selling Shareholders and the Company have granted the Underwriters an over-allotment option to purchase up to 1,125,000 shares of Common Stock, 540,295 of which would be sold by the Company. All directors and officers of the Company, as a group, after giving effect to the Offering, would beneficially own approximately 22.3% of the Common Stock. Their shares may be "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration requirement.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell within any three month period "restricted" shares beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume in shares of Common Stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company. Sales are also subject to certain requirements as to the manner of sale, notice and the availability of current public information regarding the Company. However, a person who has not been an affiliate of the Company at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least two years have elapsed since such shares were acquired from the Company or an affiliate of the Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                           NUMBER
                   NAME                   OF SHARES
---------------------------------------------------
Smith Barney Inc.......................... 1,878,334
McDonald & Company Securities, Inc........ 1,878,333
Raymond James & Associates, Inc........... 1,878,333
ABN AMRO Chicago Corporation..............   125,000
Arnold and S. Bleichroeder, Inc...........    90,000
George K. Baum & Company..................    90,000
Chase Securities Inc......................   125,000
Credit Suisse First Boston Corporation....   125,000
A.G. Edwards & Sons, Inc..................   125,000
Fahnestock & Co. Inc......................    90,000
J.J.B. Hilliard, W.L. Lyons, Inc..........    90,000

                                           NUMBER
                   NAME                   OF SHARES
---------------------------------------------------
Morgan Stanley & Co. Incorporated.........   125,000
PaineWebber Incorporated..................   125,000
Ragen MacKenzie Incorporated..............    90,000
The Robinson-Humphrey Company, Inc........    90,000
Roney & Co................................    90,000
Salomon Brothers Inc......................   125,000
Sanders Morris Mundy Inc..................    90,000
Stephens Inc..............................    90,000
Tucker Anthony Incorporated...............    90,000
Van Kasper & Company......................    90,000
                                          ----------
         Total............................ 7,500,000
                                          ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., McDonald & Company Securities, Inc. and Raymond James & Associates, Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.945 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company, its executive officers and directors and the Selling Shareholders have agreed, subject to certain exceptions, that for a period of 120 days from the date of this Prospectus, it/they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock.

     Certain Selling Shareholders and the Company have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,125,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appear above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     Each Underwriter has represented and agreed that (i) it has not offered or sold and prior to the date six months after the latest closing date will not offer or sell any shares of Common Stock to persons in the United Kingdom except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the Common Stock if that person falls within Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Smith Barney Inc. has from time to time performed, and continues to perform, various investment banking services for the Company and has received and may receive customary fees in respect of such activities. In addition, in that more than 10% of the proceeds from the sale of the shares of Common Stock may be received by members of the National Association of Securities Dealers, Inc. (the "NASD") participating in the Offering, the Offering is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the NASD.

                              INDEPENDENT AUDITORS

     The audited financial statements and schedule of the Company included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included and incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for income taxes effective September 26, 1993, as discussed in Note 11 to the Consolidated Financial Statements.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain other legal matters will be passed upon for the Company by Kepley, Gilligan & Eyrich, Cincinnati, Ohio. Bryan Cave LLP and Simpson Thacher & Bartlett will rely, as to matters of Kentucky law, upon the opinion of Kepley, Gilligan & Eyrich.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
New York Regional Office, 7 World Trade Center, New York, New York 10048 and Chicago

Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, the aforementioned material can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company (File No. 1-9838), are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the three months ended December 28, 1996, March 29, 1997 and June 28, 1997; and (iii) the description of the capital stock of the Company which is contained in the Company's Registration Statement on Form 8-A dated November 17, 1988, and which incorporates by reference the description contained in the Company's prospectus dated March 4, 1988 (File No. 33-17952); and (iv) the description of the Preferred Stock Purchase Rights which is contained in the Company's Registration Statement on Form 8-K dated November 17, 1988.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus includes certain statistical data relating to certain of the industries in which the Company functions. Such data is based on information from certain independent industry and government publications and the Company assumes no responsibility for the accuracy thereof.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to NS Group, Inc., at its principal executive offices located at Ninth and Lowell Streets, Newport, Kentucky 41072, Attention: Manager of Investor Relations (telephone: (606) 292-6809).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        NS GROUP, INC. AND SUBSIDIARIES

  I. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED 1996, 1995, AND 1994
     Report of Independent Public Accountants...........................................   F-2
     Consolidated Statements of Operations for the years ended September 28, 1996,
     September 30, 1995 and September 24, 1994..........................................   F-3
     Consolidated Balance Sheets as of September 28,
     1996 and September 30, 1995........................................................   F-4
     Consolidated Statements of Cash Flows for the years ended September 28, 1996,
     September 30, 1995 and September 24, 1994..........................................   F-5
     Consolidated Statements of Common Shareholders' Equity for the years ended
     September 28, 1996, September 30, 1995 and September 24, 1994......................   F-6
     Notes to Consolidated Financial Statements.........................................   F-7
 II. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL QUARTERS ENDED JUNE 28,
     1997 AND JUNE 29, 1996 (UNAUDITED)
     Condensed Consolidated Balance Sheets..............................................  F-19
     Condensed Consolidated Statements of Operations....................................  F-20
     Condensed Consolidated Statements of Cash Flows....................................  F-21
     Notes to Condensed Consolidated Financial Statements...............................  F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NS Group, Inc.

     We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1996 in conformity with generally accepted accounting principles.

     As explained in Note 11 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes effective September 26, 1993.

                                          ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
November 1, 1996

                        NS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

  FOR THE YEARS ENDED SEPTEMBER 28, 1996, SEPTEMBER 30, 1995 AND SEPTEMBER 24,
                                      1994

                                                               1996         1995         1994
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Net sales..................................................  $409,382     $371,352     $303,380
Cost of products sold......................................   369,585      337,270      278,161
Selling and administrative expenses........................    27,744       26,276       24,530
                                                             --------     --------     --------
  Operating income.........................................    12,053        7,806          689
Interest income............................................       637        1,341        1,733
Interest expense...........................................   (24,375)     (20,796)     (20,030)
Other income, net..........................................       644        3,053        1,191
Gain on sale of subsidiary.................................        --           --       35,292
                                                             --------     --------     --------
  Income (loss) before income taxes, extraordinary item and
     cumulative effect of a change in accounting
     principle.............................................   (11,041)      (8,596)      18,875
Provision (credit) for income taxes........................      (584)      (3,540)       7,382
                                                             --------     --------     --------
  Income (loss) before extraordinary item and cumulative
     effect of a change in accounting principle............   (10,457)      (5,056)      11,493
Extraordinary item, net of income taxes....................        --       (5,200)          --
Cumulative effect of a change in accounting principle......        --           --        1,715
                                                             --------     --------     --------
          Net income (loss)................................  $(10,457)    $(10,256)    $ 13,208
                                                             ========     ========     ========
Per common share
  Income (loss) before extraordinary item and cumulative
     effect of a change in accounting principle............  $   (.76)    $   (.36)    $    .84
  Extraordinary item.......................................        --         (.38)          --
  Cumulative effect of a change in accounting principle....        --           --          .12
                                                             --------     --------     --------
  Net income (loss)........................................  $   (.76)    $   (.74)    $    .96
                                                             ========     ========     ========

Weighted average shares outstanding (000's)................    13,809       13,809       13,789

See notes to consolidated financial statements

                        NS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995

                                                                           1996        1995
                                                                         ---------   ---------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents............................................  $   3,442   $   4,838
  Short-term investments...............................................     13,855       6,413
  Accounts receivable, less allowance for doubtful accounts of $757 and
     $1,021, respectively..............................................     51,824      45,858
  Refundable income taxes..............................................      1,355       3,130
  Inventories..........................................................     53,317      44,716
  Operating supplies...................................................     14,449      14,031
  Deferred tax assets..................................................      5,459       4,842
  Other current assets.................................................      6,774       6,471
                                                                         ---------   ---------
     Total current assets..............................................    150,475     130,299
                                                                         ---------   ---------
Property, plant and equipment -- at cost
  Land and buildings...................................................     29,755      30,110
  Machinery and equipment..............................................    239,218     235,553
  Construction in progress.............................................      3,313       3,622
  Less -- accumulated depreciation.....................................   (138,512)   (120,887)
                                                                         ---------   ---------
     Net property, plant and equipment.................................    133,774     148,398
                                                                         ---------   ---------
Other assets...........................................................     15,785      19,800
                                                                         ---------   ---------
     Total assets......................................................  $ 300,034   $ 298,497
                                                                         =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable........................................................  $     879   $     509
  Accounts payable.....................................................     41,847      32,897
  Accrued liabilities..................................................     24,376      22,167
  Current portion of long-term debt....................................      2,468       1,872
                                                                         ---------   ---------
     Total current liabilities.........................................     69,570      57,445
                                                                         ---------   ---------
Long-term debt.........................................................    164,789     166,528
                                                                         ---------   ---------
Deferred taxes.........................................................      8,559       6,414
                                                                         ---------   ---------
Common shareholders' equity
  Common stock, no par value, 40,000,000 shares authorized, 13,809,413
     shares issued and outstanding for each period.....................     49,004      49,004
  Common stock options and warrants....................................      2,774       2,737
  Unrealized loss on available for sale securities.....................     (1,287)       (713)
  Retained earnings....................................................      6,625      17,082
                                                                         ---------   ---------
     Common shareholders' equity.......................................     57,116      68,110
                                                                         ---------   ---------
     Total liabilities and shareholders' equity........................  $ 300,034   $ 298,497
                                                                         =========   =========

See notes to consolidated financial statements

                        NS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED SEPTEMBER 28, 1996, SEPTEMBER 30, 1995 AND SEPTEMBER 24,
                                      1994

                                                                   1996        1995       1994
                                                                 ---------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)............................................  $ (10,457)  $(10,256)  $ 13,208
     Adjustments to reconcile net income (loss) to net cash
       flows from operating activities:
       Depreciation and amortization...........................     19,260     18,941     18,154
       Amortization of debt discount and finance costs.........      1,642      2,370        635
       Increase (decrease) in long-term deferred taxes.........      2,496     (2,970)    (1,157)
       Non-cash gain on settlement of claims...................     (1,172)        --         --
       Gain on sale of subsidiary..............................         --         --    (35,292)
       (Gain) loss on disposal of equipment....................        642       (470)      (230)
       Increase in accounts receivable, net....................     (5,966)    (3,207)    (7,921)
       Increase in inventories.................................     (8,601)   (12,426)    (3,168)
       (Increase) decrease in refundable income taxes..........      1,775     (2,935)     2,618
       (Increase) decrease in operating supplies and other
          current assets.......................................        768     (3,250)     1,325
       Increase in accounts payable............................      8,950      5,585      5,782
       Increase in accrued liabilities.........................      2,209      2,886        351
                                                                 ---------   ---------  ---------
          Net cash flows from operating activities.............     11,546     (5,732)    (5,695)
                                                                 ---------   ---------  ---------
Cash flows from investing activities:
     (Increase) decrease in short-term investments.............     (7,442)    33,658    (36,614)
     Purchases of property, plant and equipment................     (6,510)   (12,233)   (10,394)
     Proceeds from sale of equipment...........................      1,729        494        631
     (Increase) decrease in other assets.......................       (474)     1,892     (2,122)
     Proceeds from sale of subsidiary..........................         --         --     50,426
     Cash dividend from sold subsidiary........................         --         --      6,818
                                                                 ---------   ---------  ---------
          Net cash flows from investing activities.............    (12,697)    23,811      8,745
                                                                 ---------   ---------  ---------
Cash flows from financing activities:
     Increase (decrease) in notes payable......................        370    (28,363)     1,905
     Proceeds from issuance of long-term debt..................      1,277    122,587        431
     Proceeds from issuance of warrants........................         --      2,411         --
     Repayments on long-term debt..............................     (1,892)  (107,950)    (7,246)
     Increase in debt issuance costs...........................         --     (6,331)      (236)
     Proceeds from issuance of common stock....................         --         --        704
                                                                 ---------   ---------  ---------
          Net cash flows from financing activities.............       (245)   (17,646)    (4,442)
                                                                 ---------   ---------  ---------
          Net increase (decrease) in cash and cash
            equivalents........................................     (1,396)       433     (1,392)
Cash and cash equivalents at beginning of year.................      4,838      4,405      5,797
                                                                 ---------   ---------  ---------
Cash and cash equivalents at end of year.......................  $   3,442   $  4,838   $  4,405
                                                                 =========   =========  =========
     Cash paid during the year for:
          Interest.............................................  $  22,179   $ 20,385   $ 18,964
          Income taxes, net of refunds.........................  $  (4,234)  $    209   $  2,297

See notes to consolidated financial statements

                        NS GROUP, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

  FOR THE YEARS ENDED SEPTEMBER 28, 1996, SEPTEMBER 30, 1995 AND SEPTEMBER 24,
                                      1994

                                                                       UNREALIZED
                                                                      GAIN (LOSS)
                                        COMMON STOCK       OPTIONS    ON AVAILABLE
                                    --------------------     AND        FOR SALE     RETAINED
                                      SHARES     AMOUNT    WARRANTS    SECURITIES    EARNINGS    TOTAL
                                    ----------   -------   --------   ------------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
Balance, September 25, 1993.......  13,696,104   $48,284    $  208      $     --     $ 14,130   $ 62,622
  Stock option plans..............      56,145       290        54                                   344
  Issuance of common stock........      57,164       414                                             414
  Unrealized losses on
     investments..................                                          (124)                   (124)
  Net income......................                                                     13,208     13,208
                                    -----------  --------  --------      -------       ------    -------
Balance, September 24, 1994.......  13,809,413    48,988       262          (124)      27,338     76,464
  Stock option plans..............                              64                                    64
  Issuance of common stock
     warrants.....................                           2,411                                 2,411
  Unrealized losses on
     investments..................                                          (589)                   (589)
  Other...........................                    16                                              16
  Net loss........................                                                    (10,256)   (10,256)
                                    -----------  --------  --------      -------       ------    -------
Balance, September 30, 1995.......  13,809,413    49,004     2,737          (713)      17,082     68,110
  Stock option plans..............                              37                                    37
  Unrealized losses on
     investments..................                                          (574)                   (574)
  Net loss........................                                                    (10,457)   (10,457)
                                    -----------  --------  --------      -------       ------    -------
Balance, September 28, 1996.......  13,809,413   $49,004    $2,774      $ (1,287)    $  6,625   $ 57,116
                                    ===========  ========  ========      =======       ======    =======

See notes to consolidated financial statements

                        NS GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Koppel Steel Corporation (Koppel), Newport Steel Corporation (Newport), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives, Inc. (Imperial) and Northern Kentucky Management, Inc. See Note 2 regarding the sale of Kentucky Electric Steel Corporation in fiscal 1994. All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified in the accompanying consolidated financial statements to conform to fiscal 1997 presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents consist of investments with original maturities of three months or less. Amounts are stated at cost, which approximates market value.

SHORT-TERM AND OTHER INVESTMENTS

     Short-term investments consist primarily of money market mutual funds and U.S. treasury securities, for which market value approximates cost. At September 28, 1996, approximately $1.9 million in short-term investments were restricted in an environmental trust account related to a permitted hazardous waste disposal facility located on the Company's property at Newport. Certain of the Company's investments are classified as "available for sale" and are recorded at current market value with an offsetting adjustment to common shareholders' equity.

INVENTORIES

     At September 28, 1996 and September 30, 1995, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 36% and 31% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following:

                                                                       1996        1995
                                                                      -------     -------
                                                                        (IN THOUSANDS)
     Raw materials..................................................  $ 5,948     $ 6,591
     Semi-finished and finished goods...............................   50,471      40,570
                                                                      -------     -------
                                                                       56,419      47,161
     LIFO reserve...................................................   (3,102)     (2,445)
                                                                      -------     -------
     Total inventories..............................................  $53,317     $44,716
                                                                      =======     =======

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of

                        NS GROUP, INC. AND SUBSIDIARIES
accelerated methods. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for equipment renewals which extend the life of an asset are capitalized. Included in property, plant and equipment at September 28, 1996, are assets with a net book value of approximately $4.7 million which are not currently being used in the business. In management's opinion, the carrying values of such assets are realizable.

INCOME TAXES

     At September 28, 1996 and September 30, 1995, deferred income tax balances represent the estimated future tax effects of temporary differences between the financial reporting basis and the tax basis of certain assets and liabilities.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE

     Environmental remediation costs are accrued, except to the extent capitalizable, when incurrence of such costs is probable and the costs can be reasonably estimated. Environmental compliance costs include maintenance and operating costs associated with pollution control facilities, costs of ongoing monitoring programs, permit costs and other similar costs. Such costs are expensed as incurred.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121 (Statement 121) on accounting for the impairment of long-lived assets to be held and used. Statement 121 also establishes accounting standards for long-lived assets that are to be disposed. Statement 121 is required to be applied prospectively for assets to be held and used. The initial application of Statement 121 to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle. The Company will adopt Statement 121 in the first quarter of fiscal 1997 and currently expects the impact of such adoption to be immaterial.

     In October 1995, the FASB issued Statement No. 123 (Statement 123) establishing financial accounting and reporting standards for stock-based employee compensation plans. Statement 123 encourages the use of the fair value based method to measure compensation cost for stock-based employee compensation plans, however, it also continues to allow the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, which is currently used by the Company. Adoption is required in fiscal 1997 and the Company intends to remain on the intrinsic value based method of accounting. As such, beginning with the 1997 fiscal year-end, Statement 123 requires pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied.

FISCAL YEAR-END

     The Company's fiscal year ends on the last Saturday of September. Fiscal 1996 and 1994 contain fifty-two weeks and fiscal 1995 contains fifty-three weeks.

EARNINGS PER SHARE

     Earnings per share are calculated using the weighted average number of shares outstanding during the period. The effect of common stock equivalents arising from stock options and warrants on the computation of earnings per share is not significant.

NOTE 2:  SALE OF SUBSIDIARY

     On October 6, 1993, the Company sold all of the assets and liabilities of its wholly-owned subsidiary, Kentucky Electric Steel Corporation (KES), to a newly formed public company in exchange for $45.6 million

                        NS GROUP, INC. AND SUBSIDIARIES
in cash and 400,000 shares of the newly formed public company. In addition, the Company received $6.8 million in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale. The sale of KES resulted in a pre-tax gain of $35.3 million. After giving effect to the elimination of the pre-tax gain of $35.3 million, the related tax effect of $13.8 million and $0.1 million of net income of KES for the eleven days of fiscal 1994 prior to sale, the Company's pro forma net loss before cumulative effect of a change in accounting principle for the fiscal year ended September 24, 1994 was $10.2 million, or a $.74 loss per share.

NOTE 3:  OTHER ASSETS

     Other assets at September 28, 1996 and September 30, 1995 includes approximately $8.0 million and $8.6 million, respectively, in costs associated with land near Newport, Kentucky, which is held as investment property and is listed for sale and approximately $5.5 million and $6.5 million, respectively, in deferred financing costs. Other assets at September 30, 1995 also include investments totaling $3.6 million which are classified as other current assets at September 28, 1996.

NOTE 4:  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                       1996        1995
                                                                      -------     -------
                                                                        (IN THOUSANDS)
     Accrued payroll and payroll taxes..............................  $ 8,477     $ 7,113
     Accrued interest...............................................    4,696       4,084
     Accrued environmental remediation..............................    4,444       4,514
     Accrued income taxes...........................................      218          32
     Other..........................................................    6,541       6,424
                                                                      -------     -------
                                                                      $24,376     $22,167
                                                                      =======     =======

NOTE 5:  LONG-TERM DEBT AND CREDIT FACILITY

     Long-term debt of the Company consists of the following:

                                                                      1996         1995
                                                                    --------     --------
                                                                       (IN THOUSANDS)
     13.5% Senior Secured Notes due July 15, 2003, interest due semi-annually, secured by property, plant and equipment
       (net of unamortized discount of $7,754 and $8,398,
       respectively)..............................................  $123,342     $122,698
     11% Subordinated Convertible Debentures, due in annual
       installments from October, 2000 through 2005...............    28,300       29,000
     Term loans due various states and municipalities, interest ranging from 2% to 11%, due in varying monthly or quarterly installments through 2016, secured by junior mortgages on
       property, plant and equipment..............................    10,708       10,166
     Other........................................................     4,907        6,536
                                                                    --------     --------
                                                                     167,257      168,400
     Less -- current portion......................................    (2,468)      (1,872)
                                                                    --------     --------
                                                                    $164,789     $166,528
                                                                    ========     ========

                        NS GROUP, INC. AND SUBSIDIARIES

     In the fourth quarter of fiscal 1996, in connection with the settlement of certain warranty claims related to the Koppel acquisition, approximately $1.2 million of 11% Subordinated Convertible Debentures and notes were canceled by the Company, resulting in a non-cash gain.

     In fiscal 1995, the Company publicly issued $131.1 million aggregate principal amount of 13.5% Senior Secured Notes due 2003 (Notes) together with warrants (Warrants) to purchase an aggregate of approximately 1,534,000 shares of the Company's common stock at $4.00 per share. Proceeds from the sale of the Notes and Warrants of approximately $120.8 million, after underwriting discount and before expenses, together with available cash on hand, were used to retire a substantial portion of the Company's outstanding indebtedness, including borrowings under its lines of credit.

     Through July 1998, the Company may redeem up to 40% of the principal amount of the Notes with the net proceeds of a public offering of common stock at a price of 113.5% of par, provided that at least $75.0 million principal amount of the Notes remain outstanding after redemption. The Notes may be redeemed at the option of the Company, at any time, in whole or in part, beginning in 2000, at declining premiums plus accrued interest.

     The Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries and are secured by the property, plant and equipment of the Company's steel-making operations. The Indenture relating to the Notes contains a number of restrictive covenants including, among other things, limitations on the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments, including dividends; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue or sell stock of its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to pay dividends and make distributions; engage in mergers, consolidations and transfers of substantially all of the Company's assets; and make certain investments, loans and advances.

     The Company has a $45.0 million revolving credit facility (Credit Facility), borrowings on which are secured by inventory and accounts receivable. Interest on borrowings accrues at a rate per annum of (a) the sum of the alternate base rate (which is the higher of prime rate or 0.5% over the federal funds rate) plus 1% with respect to domestic rate loans or (b) the sum of the Eurodollar rate (based on LIBOR) plus 2.75% with respect to Eurodollar rate loans. Borrowings are due on demand and are limited to defined percentages of eligible inventory and accounts receivable. The Credit Facility contains financial covenants including maintenance of minimum net worth, minimum interest coverage ratios, maximum ratios of indebtedness to net worth, and minimum current ratio and working capital requirements. The Credit Facility also includes restrictions upon dividends, investments, capital expenditures, indebtedness and the sale of certain assets. At September 28, 1996, approximately $15.6 million of the Credit Facility was utilized to collateralize various letters of credit and $29.4 million was available for borrowing. The Credit Facility expires in fiscal 1998.

     Pursuant to the Company's debt agreements, it is currently prohibited from paying dividends to its shareholders.

     In connection with the retirement of long-term indebtedness in the fourth quarter of fiscal 1995, the Company incurred prepayment costs and wrote off unamortized debt issuance costs which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share.

     The Company also has outstanding 11% Subordinated Convertible Debentures, which are unsecured obligations of the Company and are convertible into common shares of the Company at a price of $17.00 per share, or approximately 1,665,000 shares. Interest is payable quarterly. The debentures are redeemable by the Company at 110% of par.

     Annual long-term debt maturities are $2.5 million in fiscal 1997, $3.6 million in fiscal 1998, $2.3 million in fiscal 1999, $0.8 in fiscal 2000 and $5.3 million in fiscal 2001.

                        NS GROUP, INC. AND SUBSIDIARIES

     As of September 28, 1996 and September 30, 1995, the weighted average interest rate on outstanding notes payable was 6.1% and 6.0%, respectively.

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash, cash equivalents and short-term investments -- The carrying amount approximates fair value because of the short maturity of those instruments.

     Other investments -- Other investments, consisting of marketable equity securities totaling $2.7 million, are reported in other current assets and are carried at market value.

     Notes payable -- The carrying amount approximates fair value because of the short maturity.

     Long-term debt -- The fair value of the Company's Senior Secured Notes is based upon their trading price as of fiscal year-end. All other long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to Treasury rates with similar terms at the end of the reporting period plus or minus the spread between the Treasury rates and the rate negotiated on the debt at the inception of the loan. The carrying amount and fair value of the Company's financial instruments are as follows.

                                                     1996                      1995
                                             ---------------------     ---------------------
                                             CARRYING       FAIR       CARRYING       FAIR
                                              AMOUNT       VALUE        AMOUNT       VALUE
                                             --------     --------     --------     --------
                                                             (IN THOUSANDS)
     Cash, cash equivalents and short-term
       investments.........................  $ 17,297     $ 17,297     $ 11,251     $ 11,251
     Other investments.....................     2,725        2,725        3,650        3,650
     Notes payable.........................       879          879          509          509
     Long-term debt........................   167,257      176,860      168,400      172,021

NOTE 7: PREFERRED STOCK

     The Company's authorized stock includes 2,000,000 shares of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

     Four hundred thousand shares of the Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders Protection Rights Plan (Plan) adopted in fiscal 1989. Pursuant to the Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock of the Company.

     The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 30% or more of the Company's common stock. The Company may redeem the Rights for one cent per Right at any time before a 30% position has been acquired. The Rights will expire in November 1998.

NOTE 8: STOCK OPTIONS AND WARRANTS

     The Company has employee incentive stock option plans which provide for the issuance of shares of common stock of the Company upon exercise of options granted to certain employees. Under the terms of these plans, options have been granted at fair market value at the grant date and are exercisable on a pro rata basis over a period of nine years beginning one year after the date of grant. At September 28, 1996, options outstanding are priced in a range from $3.25 to $14.125 per share.

                        NS GROUP, INC. AND SUBSIDIARIES

     A summary of transactions in the plans follows:

                                                            1996        1995         1994
                                                           -------    ---------    ---------
     Options outstanding, beginning of year..............  989,030    1,048,705    1,185,525
     Options granted.....................................       --       10,000      289,050
     Options expired.....................................  (80,260)     (69,675)    (369,725)
     Options exercised...................................       --           --      (56,145)
                                                           -------    ---------    ---------
     Options outstanding, end of year....................  908,770      989,030    1,048,705
                                                           =======    =========    =========
     Options exercisable, end of year....................  681,450      607,955      509,525
                                                           =======    =========    =========
     Available for grant.................................  564,385      514,535      488,580
                                                           =======    =========    =========

The Company also has non-qualified stock option and stock appreciation rights plans under which the Company may grant to key employees options to purchase (or stock appreciation awards corresponding to) shares of the Company's common stock. Terms of the grants made under these plans are determined by the Stock Option Committee of the Board of Directors. Options granted in fiscal 1996, 1995 and 1994 under these plans were at exercise prices approximating the market price on the date of the grant. At September 28, 1996, options outstanding under the Company's non-qualified plans are priced in a range from $2.63 to $13.43 per share. Grant prices have ranged from 64% to 110% of the market price at the date of grant.

     A summary of transactions in the plans follows:

                                                               1996       1995       1994
                                                              -------    -------    -------
     Options outstanding, beginning of year.................  678,025    475,625    366,760
     Options granted........................................   60,000    202,400    135,085
     Options expired........................................  (17,465)        --    (26,220)
                                                              -------    -------    -------
     Options outstanding, end of year.......................  720,560    678,025    475,625
                                                              =======    =======    =======
     Options exercisable, end of year.......................  269,978    153,400    106,700
                                                              =======    =======    =======
     Available for grant....................................  529,440    571,975     24,375
                                                              =======    =======    =======

     The Company has common stock warrants outstanding, issued in connection with the sale of the Company's Senior Secured Notes. The warrants are exercisable for approximately 1,534,000 shares of the Company's common stock at a price of $4.00 per share and expire July 15, 2003. The Company also has common stock warrants outstanding which were issued in connection with the financing of the Koppel acquisition. These warrants are exercisable for approximately 772,000 shares of the Company's common stock, at a price of $8.00 per share and expire October 4, 2000.

NOTE 9: COMMITMENTS AND CONTINGENCIES

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to workers compensation, health care and product liability coverages (each of which is self-insured to certain levels), as well as commercial and other matters. The Company accrues for the cost of such matters when the incurrence of such costs is probable and can be reasonably estimated. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

                        NS GROUP, INC. AND SUBSIDIARIES

     Newport has incurred significant losses in recent years. Certain assumptions and estimates have been made in projecting future cash flows from Newport's operations and, based upon its evaluation, the Company believes the carrying value of Newport's facilities is realizable. However, actual results could differ, which may have a material effect on the Company's consolidated financial statements.

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act
(RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act, the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other steel mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility.

     The Company has on its property at Newport a permitted hazardous waste disposal facility. Newport's permit for operating the hazardous waste disposal facility requires that it investigate, test, and analyze for potential releases of hazardous constituents from its closed loop water recirculating system. Any contamination documented as a result of the investigation would require certain cleanup measures; however, the Company believes that the cost of any such cleanup measures will not be material.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The Consent Order establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation requires cleanup measures and certain remediation has begun. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. The Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In November 1996, Koppel received a Notice of Violation (NOV) from the EPA alleging violations of the Clean Air Act and the Pennsylvania State Implementation Plan. The violations allegedly occurred during 1995 and 1996 and pertain to air emissions from Koppel's electric arc furnace operations. At this time, the Company is unable to determine if the EPA will assess civil penalties as a result of the alleged violations, or the extent of any such potential penalties.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of a quantity of electric arc furnace dust. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated electric arc furnace dust; however a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the applicable insurance carrier at the time such disposal

                        NS GROUP, INC. AND SUBSIDIARIES
costs are incurred. As of September 28, 1996, claims recorded in connection with disposal costs exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.

     Subject to the uncertainties concerning the Consent Order, the NOV and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all applicable environmental regulations. The Company cannot predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to the Company's operating facilities.

     As of September 28, 1996, the Company had environmental remediation reserves of $4.4 million which pertain almost exclusively to accrued disposal costs for radiation contaminated dust. As of September 28, 1996, the estimated range of possible losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 10: PROFIT SHARING PLANS

     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $1.0 million, $0.9 million and $0.5 million in fiscal years 1996, 1995 and 1994, respectively.

NOTE 11: INCOME TAXES

     Effective September 26, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under Statement 109, the Company's deferred tax liabilities and assets are based upon differences in the basis of assets and liabilities for financial statements and tax returns and are determined based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The provision (credit) for income taxes, including $2.8 million allocated to extraordinary items in fiscal 1995, consists of the following:

                                                                1996       1995       1994
                                                               -------    -------    ------
                                                                      (IN THOUSANDS)
     Current.................................................  $(2,112)   $(3,044)   $5,423
     Deferred................................................    1,528     (3,296)    1,959
                                                               -------    -------    ------
     Provision (credit) for
       income taxes..........................................  $  (584)   $(6,340)   $7,382
                                                               =======    =======    ======

                        NS GROUP, INC. AND SUBSIDIARIES

     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons:

                                                                1996       1995       1994
                                                               -------    -------    ------
                                                                      (IN THOUSANDS)
     Income tax provision (credit) at statutory tax rate of
       35%...................................................  $(3,864)   $(5,808)   $6,606
     Change in taxes resulting from:
       State income taxes, net of federal effect.............     (926)      (150)    1,003
       Dividend income exclusion.............................      (60)       (61)     (200)
       Change in valuation allowance.........................    4,156         --        --
       Other, net............................................      110       (321)      (27)
                                                               -------    -------    ------
     Provision (credit) for income taxes.....................  $  (584)   $(6,340)   $7,382
                                                               =======    =======    ======

     The following represents the components of deferred tax liabilities and assets at September 28, 1996 and September 30, 1995:

                                                                        1996       1995
                                                                       -------    -------
                                                                         (IN THOUSANDS)
     Deferred tax liabilities:
       Property, plant and equipment.................................  $29,993    $27,646
       Other items...................................................      141      2,196
                                                                       -------    -------
                                                                        30,134     29,842
                                                                       -------    -------
     Deferred tax assets:
       Reserves and accruals.........................................    5,343      3,880
       Net operating tax loss carryforward...........................   20,136     18,003
       Alternative minimum tax and other tax credit carryforwards....    3,393      4,480
       Other items...................................................    2,318      1,907
                                                                       -------    -------
                                                                        31,190     28,270
       Valuation allowance...........................................   (4,156)        --
                                                                       -------    -------
       Net deferred tax assets.......................................   27,034     28,270
                                                                       -------    -------
     Net deferred tax liability......................................  $ 3,100    $ 1,572
                                                                       =======    =======

     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $2.9 million, which are not limited by expiration dates, and other tax credit carryforwards of approximately $0.5 million, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $57.5 million, which expire beginning in 2007. The Company has recorded deferred tax assets related to these carryforwards, net of a deferred tax asset valuation allowance. In estimating the amount of the valuation allowance required, the Company has considered future taxable income related to the reversal of temporary differences in the tax and financial reporting basis of assets and liabilities, and has fully reserved for all deferred tax assets not realizable through such reversals.

NOTE 12: RELATED PARTY TRANSACTIONS

     One of the Company's directors/shareholders has a controlling interest in a company which purchases secondary and limited service tubular products from Newport. Sales to this customer were approximately $16.8 million, $16.0 million and $11.0 million for fiscal years 1996, 1995, and 1994, respectively. Trade receivables from this customer were $1.4 million and $0.7 million at the end of fiscal 1996 and 1995, respectively.

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 13: BUSINESS SEGMENT INFORMATION

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Koppel, a manufacturer of seamless tubular steel products, special bar quality
(SBQ) products and semi-finished steel products; and Newport, a manufacturer of welded tubular steel products and hot rolled coils. The Company's specialty steel products consist of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations, (oil country tubular goods, or OCTG); (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products primarily used in the manufacture of heavy industrial equipment and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial, a manufacturer of industrial adhesives products and footwear finishes products.

     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the specialty steel products segment. The following table sets forth selected financial information by business segment for fiscal 1996, 1995 and 1994.

                                                                                 DEPRECIATION
                                          NET       OPERATING    IDENTIFIABLE        AND           CAPITAL
                                         SALES       INCOME         ASSETS       AMORTIZATION    EXPENDITURES
                                        --------    ---------    ------------    ------------    ------------
                                                                   (IN THOUSANDS)
1996
Specialty steel segment...............  $369,466     $14,886       $245,642        $ 20,234        $  6,279
Adhesives segment.....................    39,916       1,597         15,338             668             231
Corporate assets and allocations......        --      (4,430)        39,054              --              --
                                        --------     -------       --------         -------         -------
Total consolidated....................  $409,382     $12,053       $300,034        $ 20,902        $  6,510
                                        ========     =======       ========         =======         =======
1995
Specialty steel segment...............  $335,883     $10,428       $250,711        $ 20,862        $ 11,748
Adhesives segment.....................    35,469       1,248         13,011             449             485
Corporate assets and allocations......        --      (3,870)        34,775              --              --
                                        --------     -------       --------         -------         -------
Total consolidated....................  $371,352     $ 7,806       $298,497        $ 21,311        $ 12,233
                                        ========     =======       ========         =======         =======
1994
Specialty steel segment...............  $270,441     $ 2,909       $246,295        $ 18,373        $ 10,014
Adhesives segment.....................    32,939       1,150         12,486             416             380
Corporate assets and allocations......        --      (3,370)        56,546              --              --
                                        --------     -------       --------         -------         -------
Total consolidated....................  $303,380     $   689       $315,327        $ 18,789        $ 10,394
                                        ========     =======       ========         =======         =======

                        NS GROUP, INC. AND SUBSIDIARIES

NOTE 14: QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly results of operations for 1996 and 1995 are as follows:

                                                     FIRST       SECOND      THIRD       FOURTH
                                                    QUARTER     QUARTER     QUARTER     QUARTER
                                                    --------    --------    --------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Net sales.........................................  $ 89,295    $104,726    $103,766    $111,595
Gross profit......................................     6,893       9,858      11,400      11,646
Net income (loss).................................    (3,204)     (1,508)     (1,871)     (3,874)
Net income (loss) per common share................      (.23)       (.11)       (.14)       (.28)
1995
Net sales.........................................  $ 93,489    $ 97,055    $ 94,804    $ 86,004
Gross profit......................................    11,490      10,145      10,592       1,855
Income (loss) before extraordinary item...........        75         447         529      (6,107)
Net income (loss).................................        75         447         529     (11,307)
Income (loss) per common share before
  extraordinary item..............................       .01         .03         .04        (.44)
Net income (loss) per common share................       .01         .03         .04        (.82)

     During the fiscal 1995 fourth quarter, the Company experienced numerous unexpected operational problems, principally at Newport. Newport's melt shop incurred an unusual number of unplanned outages during the quarter related to equipment breakdowns, lightning strikes and power curtailments due to weather conditions. As a result, steel production volume was significantly affected, limiting availability of steel to Newport's hot strip mill and pipe mills. The excessive downtime throughout all of Newport's operations resulted in low operating efficiencies, increased maintenance costs and lost sales opportunities during the quarter. Also impacting the quarter at Newport was a write-down of scrap inventory resulting from year-end physical inventory counts. Shipments of Newport's tubular products totaled 74,400 tons in the fourth quarter of fiscal 1995 compared to 78,700 tons in the third quarter of fiscal 1995 and 83,800 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for all of Newport's welded tubular products were $440, $457 and $429 per ton, respectively.

     The fiscal 1995 fourth quarter was also impacted by a decline in shipments of SBQ products from the Company's Koppel facilities, due to softening in market demand. SBQ shipments totaled 33,800 tons in the fourth quarter of fiscal 1995 compared to 45,100 tons in the third quarter of fiscal 1995 and 36,000 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for SBQ products were $503, $503, and $441 per ton, respectively.

     In connection with a fiscal 1995 fourth quarter debt refinancing, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share.

NOTE 15: SUMMARIZED FINANCIAL INFORMATION

     The Company's Senior Secured Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries (Subsidiary Guarantors), each of which is wholly-owned. Separate financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 28,

                        NS GROUP, INC. AND SUBSIDIARIES

1996 and September 30, 1995 and for each of the three years in the period ended September 28, 1996. All significant intercompany accounts and transactions between the Subsidiary Guarantors have been eliminated.

                                                                 SEPTEMBER 28,    SEPTEMBER 30,
                                                                     1996             1995
                                                                 -------------    -------------
                                                                         (IN THOUSANDS)
     Current assets............................................    $ 131,839        $ 118,348
     Noncurrent assets.........................................      143,074          160,886
     Current liabilities.......................................       61,980           50,933
     Payable to parent.........................................    $ 162,593        $ 169,079
     Other noncurrent liabilities..............................        9,953            9,779
                                                                    --------         --------
       Total noncurrent liabilities............................    $ 172,546        $ 178,858
                                                                    ========         ========

                                                             1996        1995        1994
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
     Net sales...........................................  $409,382    $371,352    $303,380
     Gross profit........................................    39,797      34,082      25,219
     Net income (loss)...................................    (5,816)     (2,040)     14,689

                        NS GROUP, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                   AS OF JUNE 28, 1997 AND SEPTEMBER 28, 1996

                                  (UNAUDITED)

                                                                     JUNE 28,      SEPTEMBER 28,
                                                                       1997            1996
                                                                     ---------     -------------
                                                                       (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents........................................  $   5,028       $   3,442
  Short-term investments...........................................     16,155          13,855
  Accounts receivable, less allowance for doubtful accounts of $930
     and $757, respectively........................................     62,744          51,824
  Inventories......................................................     72,435          53,317
  Other current assets.............................................     28,310          28,037
                                                                     ----------     ----------
     Total current assets..........................................    184,672         150,475
                                                                     ----------     ----------
PROPERTY, PLANT AND EQUIPMENT......................................    275,659         272,286
  Less -- accumulated depreciation.................................   (150,988)       (138,512)
                                                                     ----------     ----------
                                                                       124,671         133,774
                                                                     ----------     ----------
OTHER ASSETS.......................................................     13,177          15,785
                                                                     ----------     ----------
     Total assets..................................................  $ 322,520       $ 300,034
                                                                     ==========     ==========
CURRENT LIABILITIES
  Notes payable....................................................  $   1,086       $     879
  Accounts payable.................................................     49,792          41,847
  Other current liabilities........................................     31,924          24,376
  Current portion of long-term debt................................      3,239           2,468
                                                                     ----------     ----------
     Total current liabilities.....................................     86,041          69,570
                                                                     ----------     ----------
LONG-TERM DEBT.....................................................    162,689         164,789
                                                                     ----------     ----------
DEFERRED TAXES.....................................................      8,332           8,559
                                                                     ----------     ----------
COMMON SHAREHOLDERS' EQUITY
  Common stock, no par value.......................................     50,425          49,004
  Common stock options and warrants................................      2,622           2,774
  Unrealized loss on available for sale securities.................     (1,562)         (1,287)
  Retained earnings................................................     13,973           6,625
                                                                     ----------     ----------
     Total common shareholders' equity.............................     65,458          57,116
                                                                     ----------     ----------
     Total liabilities and shareholders' equity....................  $ 322,520       $ 300,034
                                                                     ==========     ==========

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        NS GROUP, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

   FOR THE THREE AND NINE MONTH PERIODS ENDED JUNE 28, 1997 AND JUNE 29, 1996

                                  (UNAUDITED)

                                                   THREE MONTHS ENDED         NINE MONTHS ENDED
                                                  JUNE 28,     JUNE 29,     JUNE 28,     JUNE 29,
                                                    1997         1996         1997         1996
                                                  --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET SALES.......................................  $132,853     $103,766     $349,130     $297,787
COST AND EXPENSES
  Cost of products sold.........................   113,499       92,366      301,696      269,636
  Selling and administrative expenses...........     6,753        7,281       20,034       20,534
                                                  --------     --------     --------     --------
  Operating income..............................    12,601        4,119       27,400        7,617
OTHER INCOME (EXPENSE)
  Interest expense..............................    (6,130)      (6,107)     (18,298)     (18,244)
  Interest income...............................       236          204          694          475
  Other, net....................................        87           49          292          300
                                                  --------     --------     --------     --------
  Income (loss) before income taxes.............     6,794       (1,735)      10,088       (9,852)
PROVISION (CREDIT) FOR INCOME TAXES.............     1,864          136        2,740       (3,269)
                                                  --------     --------     --------     --------
  Net income (loss).............................  $  4,930     $ (1,871)    $  7,348     $ (6,583)
                                                  ========     ========     ========     ========
NET INCOME (LOSS) PER COMMON SHARE:
     Primary....................................  $    .34     $   (.14)    $    .53     $   (.48)
     Fully diluted..............................       .32         (.14)         .47         (.48)
WEIGHTED AVERAGE SHARES OUTSTANDING:
     Primary....................................    14,791       13,809       13,837       13,809
     Fully diluted..............................    17,402       13,809       15,737       13,809

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        NS GROUP, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE NINE MONTH PERIODS ENDED JUNE 28, 1997 AND JUNE 29, 1996

                                  (UNAUDITED)

                                                                         JUNE 28,     JUNE 29,
                                                                           1997         1996
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)....................................................  $  7,348     $ (6,583)
  Adjustments to reconcile net income (loss) to net cash flows from operating activities:
     Depreciation and amortization.....................................    13,209       14,335
     Amortization of debt discount and finance costs...................     1,258        1,223
     Decrease in long-term deferred taxes..............................       (77)      (2,259)
     Loss on disposal of equipment.....................................         5          635
     Increase in accounts receivable, net..............................   (10,920)      (4,993)
     Increase in inventories...........................................   (19,406)     (11,996)
     (Increase) decrease in other current assets.......................    (1,260)       3,520
     Increase in accounts payable......................................     7,945       11,966
     Increase in accrued liabilities...................................     7,548        5,772
                                                                         --------     --------
          Net cash flows from operating activities.....................     5,650       11,620
                                                                         --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Increase in property, plant and equipment, net.......................    (3,187)      (5,787)
  Proceeds from sale of equipment......................................       139        1,729
  (Increase) decrease in other assets..................................     1,669         (414)
                                                                         --------     --------
          Net cash flows from investing activities.....................    (1,379)      (4,472)
                                                                         --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in notes payable............................................       207          751
  Repayments on long-term debt.........................................    (1,838)      (1,460)
  Proceeds from the issuance of long-term debt.........................        --        1,277
  Proceeds from issuance of common stock...............................     1,246           --
                                                                         --------     --------
          Net cash flows from financing activities.....................      (385)         568
                                                                         --------     --------
          Net increase in cash and short-term investments..............     3,886        7,716
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR...................    17,297       11,251
                                                                         --------     --------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD.......................  $ 21,183     $ 18,967
                                                                         ========     ========
Cash paid during the period for:
  Interest.............................................................  $ 12,502     $ 11,979
  Income taxes, net of refunds.........................................  $    477     $ (4,238)

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                        NS GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The condensed consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives, Inc. (Imperial) and Northern Kentucky Management, Inc. All significant intercompany balances and transactions have been eliminated. Certain amounts for the prior period have been reclassified in the accompanying condensed consolidated financial statements to conform to fiscal 1997 presentation.

     The accompanying information reflects, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results for the interim periods. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Reference should be made to NS Group, Inc.'s Form 10-K for the fiscal year ended September 28, 1996 for additional footnote disclosure, including a summary of significant accounting policies.

     EARNINGS PER SHARE

     Primary earnings per share is computed by applying the modified treasury stock method to the Company's outstanding stock options and warrants. Fully diluted earnings per share is calculated assuming maximum dilution from all potentially dilutive instruments which can include stock options, warrants and the Company's 11% Convertible Debentures.

     RECENTLY ISSUED ACCOUNTING STANDARDS

     In the first quarter of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121 (Statement 121). Statement 121 establishes accounting standards for impairment of long-lived assets to be held and used and for long-lived assets that are to be disposed. The impact on the Company's financial statements from the adoption of Statement 121 was not material.

     In the first quarter of fiscal 1997, the Company also adopted SFAS No. 123 (Statement 123). Statement 123 establishes accounting and reporting standards for stock-based employee compensation plans. As permitted under Statement 123, the Company has elected to remain on the intrinsic value based method of accounting for stock-based employee compensation plans. As such, beginning with the 1997 fiscal year-end, Statement 123 requires pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied.

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 (Statement 128) which establishes standards for computing and presenting earnings per share (EPS). Statement 128 replaces primary EPS and fully diluted EPS with a dual presentation of basic EPS and diluted EPS, respectively. Basic EPS is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution which would result from any instrument which could result in additional common shares being issued.

     The Company must adopt Statement 128 for fiscal 1998. For the fiscal 1997 third quarter and nine month period ended June 28,1997 EPS as reported and as calculated under Statement 128 are as follows:

                                                AS REPORTED              PROFORMA STATEMENT 128
                                        ---------------------------    ---------------------------
                                        THREE MONTHS    NINE MONTHS    THREE MONTHS    NINE MONTHS
                                        ------------    -----------    ------------    -----------
     Primary/Basic EPS................      $.34           $ .53           $.36           $ .53
     Fully Diluted/Diluted EPS........      $.32           $ .47           $.33           $ .52

                        NS GROUP, INC. AND SUBSIDIARIES

For the comparable three and nine month periods in fiscal 1996, the reported EPS would not change.

     In June 1997, the FASB issued SFAS No. 130 (Statement 130) which establishes standards for reporting comprehensive income in financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity, which, for the Company currently consists solely of unrealized holding gains/losses on available for sale securities. The Company must adopt Statement 130 for fiscal 1999 at which time the Company will provide additional financial statement disclosures of comprehensive income for the periods presented.

     FISCAL YEAR-END

     The Company's fiscal year ends on the last Saturday of September.

NOTE 2: INVENTORIES

     At June 28, 1997 and September 28, 1996, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 50% and 36% of total inventories before the LIFO reserve, respectively. Inventories consist of the following components ($000's):

                                                                    JUNE 28,    SEPTEMBER 28,
                                                                      1997          1996
                                                                    --------    -------------
     Raw materials................................................  $ 10,505       $ 5,948
     Semi-finished and finished goods.............................    65,052        50,471
                                                                     -------       -------
                                                                      75,557        56,419
     LIFO reserve.................................................    (3,122)       (3,102)
                                                                     -------       -------
                                                                    $ 72,435       $53,317
                                                                     =======       =======

NOTE 3: STOCK OPTIONS AND WARRANTS

     During the third quarter and first nine months of fiscal 1997, the Company issued 257,891 and 269,041 shares of its common stock, respectively, in connection with the exercise of stock options and warrants.

NOTE 4: COMMITMENTS AND CONTINGENCIES

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

  Legal Matters

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to workers' compensation, health care and product liability coverages (each of which is self-insured to certain levels), as well as commercial and other matters. The Company accrues for the cost of such matters when the incurrence of such costs is probable and can be reasonably estimated. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

  Environmental Matters

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act
(RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act, the Clean Water Act and all regulations promulgated in connection therewith, including,

                        NS GROUP, INC. AND SUBSIDIARIES
among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other steel mills in the industry, Koppel and Newport produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility.

     The Company has on its property at Newport a permitted hazardous waste disposal facility. Newport's permit for operating the hazardous waste disposal facility required that it investigate, test, and analyze for potential releases of hazardous constituents from its closed loop water recirculating system. Based on the findings of its investigation, which have been filed with the EPA, the Company believes that the cost of any remediation, if required, will not be material.

     In November 1996, Koppel received a Notice of Violation from the EPA alleging violations of the Clean Air Act and the Pennsylvania State Implementation Plan. The violations allegedly occurred during 1995 and 1996 and pertain to air emissions from Koppel's electric arc furnace operations. The conditions which contributed to the alleged violations, have been corrected and as of January 1, 1997, Koppel has demonstrated compliance with the air emission regulations. At this time, the Company is unable to determine if the EPA will assess civil penalties as a result of the alleged violations, or the extent of any such potential penalties.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The Consent Order established a schedule for investigating, monitoring, testing and analyzing the potential releases. Initial remediation has been completed and reported to the EPA; however, additional monitoring and remediation may be required. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. To date, the Company has been fully indemnified against all matters pertaining to the Consent Order and the Company believes that the indemnity provisions provide for it to be fully indemnified against all future matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of a quantity of electric arc furnace dust. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated electric arc furnace dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage.

     The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the applicable insurance carrier at the time such disposal costs are incurred. As of June 28, 1997, claims recorded in connection with disposal costs exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.

     Subject to the uncertainties concerning the Consent Order and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all

                        NS GROUP, INC. AND SUBSIDIARIES
applicable environmental regulations. The Company cannot predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material; however, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to the Company's operating facilities.

     As of June 28, 1997, the Company had environmental remediation reserves of $4.5 million which pertain almost exclusively to accrued disposal costs for radiation contaminated dust. As of June 28, 1997, the estimated range of possible losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the range of possible losses should the Company not be indemnified on future matters. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 5: SUMMARIZED FINANCIAL INFORMATION

     The Company's Senior Secured Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries (Subsidiary Guarantors), each of which is wholly-owned. Separate financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors. All significant intercompany accounts and transactions between the Subsidiary Guarantors have been eliminated.

                                                                   JUNE 28,    SEPTEMBER 28,
                                                                     1997          1996
                                                                   --------    -------------
                                                                    (DOLLARS IN THOUSANDS)
     Current assets..............................................  $164,957      $ 131,839
     Noncurrent assets...........................................   132,043        143,074
     Current liabilities.........................................    72,087         61,980
     Payable to parent...........................................  $169,649      $ 162,593
     Other noncurrent liabilities................................     8,409          9,953
                                                                   --------       --------
       Total noncurrent liabilities..............................  $178,058      $ 172,546
                                                                   ========       ========

                                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                                   -------------------   -------------------
                                                   JUNE 28,   JUNE 29,   JUNE 28,   JUNE 29,
                                                     1997       1996       1997       1996
                                                   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS)
     Net sales...................................  $132,853   $103,766   $349,130   $297,787
     Gross profit................................  $ 19,354   $ 11,400   $ 47,434   $ 28,151
     Net income (loss)...........................  $  5,612   $   (725)  $ 10,169   $ (3,958)

    The Company's value-added processing and finishing capabilities include upsetting, threading, heat treating, straightening, non-destructive testing and coating.

Heat treating is a furnance operation designed to strengthen steel.

Upsetting is a forging process that thickens tube ends giving it a stronger profile prior to being threaded and coupled.

Threaded tubular products are connected with a coupling to create a "string" and are used in oil and gas drilling and production operations.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   10
Price Range of Common Stock and
  Dividends...........................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Industry Overview.....................   22
Business..............................   26
Management............................   34
Principal and Selling Shareholders....   36
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   40
Underwriting..........................   41
Independent Auditors..................   42
Legal Matters.........................   42
Available Information.................   42
Incorporation of Certain Documents by
  Reference...........................   43
Index to Consolidated Financial
  Statements..........................  F-1

======================================================
======================================================

                                7,500,000 SHARES

                                 NS GROUP INC.

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS
                               SEPTEMBER 18, 1997

                                ---------------
                               SMITH BARNEY INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                 RAYMOND JAMES
                               & ASSOCIATES, INC.

======================================================